

Notice of 2022 Annual
Meeting of Stockholders
and Proxy Statement

BorgWarner's 2021 Year in Review

The unprecedented impact of the ongoing global COVID-19 pandemic ("COVID-19"), which started in 2020 and continued through 2021, posed operational challenges that significantly influenced the global economy and our businesses. In addition, the ongoing global shortage of semi-conductors and other supply chain and logistical constraints have negatively impacted our OEM customers as well as our revenue and overall profitability.

Against these headwinds, in 2021, BorgWarner Inc. ("BorgWarner" or the "Company") had:

$14.8 billion in sales

46% Year-over-year increase in sales

7.75% Operating margin

10.56%* adjusted operating margin

$1,306 million in operating cash flow

$866 million* in free cash flow

Sales increased 46% year over year and relative revenue growth compared favorably to BorgWarner's weighted average market with a relative outperformance of 10.8%*.

Adjusted operating margin ("Adjusted Operating Margin" or "AOM") of 10.56% exceeded the target set under the Company's Management Incentive Plan ("MIP") for 2021, resulting in a payout of 132% on the AOM portion of the 2021 MIP award.

For purposes of MIP, free cash flow ("Free Cash Flow" or "FCF") of $866 million exceeded the target set under the MIP for 2021, resulting in a payout of 116% on the FCF portion of the 2021 MIP award.

* Relative revenue growth, AOM, and FCF are Non-GAAP measures. AOM and FCF exclude the impact of the AKASOL acquisition and a one-time warranty matter. Reconciliations to comparable GAAP measures for relative revenue growth, AOM, and FCF can be found in Appendix A.

CHARGING FORWARD

In March 2021, we announced Charging Forward, our accelerated electrification strategy. There are three primary elements of the Charging Forward strategy: (1) profitably scaling organic growth in electric vehicles ("EVs"); (2) executing mergers and acquisitions ("M&A") that expand our EV products; and (3) optimizing our combustion portfolio through planned dispositions of between $3 billion and $4 billion of annual revenue. A key goal of the new strategy is to generate ~45% of our revenue from EVs by 2030.

With this in mind, we began executing our plan to deploy more capital towards M&A. A key example of this M&A activity is the acquisition of AKASOL AG ("AKASOL"), which designs and manufactures customizable battery packs for commercial and industrial applications. On June 4, 2021, we completed our tender offer for AKASOL, resulting in BorgWarner's ownership of 89% of AKASOL's outstanding shares. On February 10, 2022, we completed our acquisition of 100% of AKASOL, thereby making AKASOL a wholly-owned subsidiary of BorgWarner. This acquisition is a major piece of Charging Forward as it expands our commercial vehicle and industrial electrification capabilities. Additionally, this transaction positions BorgWarner to capitalize on what it believes to be a fast-growing battery pack market.

In addition to our M&A activity, our organic research and development ("R&D") strategy will play a significant role in advancing our electrification strategy. Important aspects of the R&D strategy include:

Investing more than $3 billion over the next 5 years on combined R&D and capital spending on technology we develop and manufacture that are incorporated into EVs

EV products approaching 50% of R&D spend before acquisitions by 2025

A Clean, Energy-Efficient World



REAL COMMITMENT

We've set a goal to achieve 45% of our revenue from EVs by 2030 and carbon neutrality by 2035 – building on decades of industry leadership in vehicle efficiency.



TECH-DRIVEN INNOVATION FOR ALL

We're making eMobility available to all by applying cutting-edge technology, deep electrification expertise, and our proven ability to bring innovative solutions to market.



PARTNERING FOR PROGRESS

We're taking an inclusive approach, engaging the world's foremost engineers and partnering with original equipment manufacturers across the world to accelerate eMobility.

Aligning Strategy and Executive Compensation

In 2021, we connected the performance shares component of our long-term executive incentive plan ("LTIP") compensation with our **Charging Forward** goals by introducing an eProducts revenue mix metric (the "eProducts Revenue Mix Metric"). The products underlying this metric include all products utilized on EVs plus those products and components that are included in hybrid powertrains whose underlying technologies are adaptable or applicable to those used in EVs (the "eProducts"). For example, our inverter and motor products are incorporated into both hybrid and EV architectures. Because of the applicability of such products across different electrified propulsion architectures, we believe all of the eProducts that we develop and manufacture enhance our overall competency in EV technology and provide scale in electronics. Growing these eProducts is also consistent with our vision of a clean, energy-efficient world and supports our longer-term sustainability efforts. In addition to the eProducts revenue mix metric (the "eProducts Revenue Mix Metric"), we also introduced a new cumulative Free Cash Flow ("Cumulative Free Cash Flow") metric (the "Cumulative Free Cash Flow Metric") intended to ensure we're driving the cash flow generation needed to support **Charging Forward**.

Based on these changes, the 2021-2023 performance shares metrics are as follows:

NEW – eProducts Revenue Mix	**NEW – Cumulative Free Cash Flow**	**Relative TSR**
• Incentivizes eProducts revenue growth as a percentage of total revenue through M&A, organic growth and combustion portfolio dispositions aligned with our Charging Forward goals. • Ties executive compensation to sustainability strategy, goals, and objectives.	• Focuses on Free Cash Flow generation in the core business to fund R&D investments. • Supports strategic acquisitions.	• Aligns LTIP payouts with our performance relative to peer companies. • Reinforces the link between our executive compensation and stockholder returns.
50%	**25%**	**25%**

BorgWarner

Notice of Annual Meeting of Stockholders

DEAR FELLOW STOCKHOLDER:

On behalf of the Board of Directors (our "Board") and the management of BorgWarner, we invite you to attend the 2022 Annual Meeting of Stockholders (the "Annual Meeting") at our world headquarters located at 3850 Hamlin Road, Auburn Hills, Michigan, 48326 on Wednesday, April 27, 2022, at 9:00 a.m., local time, for the following purposes:

Items to be Voted:	Board Recommendation	Page
ITEM 1 Elect eight Directors to serve for the next year	✔ vote **FOR** the Board's nominees	Page 13
ITEM 2 Approve, on an advisory basis, the compensation of our named executive officers	✔ vote **FOR**	Page 29
ITEM 3 Ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for 2022	✔ vote **FOR**	Page 57
ITEM 4 Vote on an amendment to our Restated Certificate of Incorporation to allow 10% of our shares to request a record date to initiate stockholder written consent	✔ vote **FOR**	Page 62
ITEM 5 Vote on a stockholder proposal to change the share ownership threshold to call a special meeting of the stockholders	✘ vote **AGAINST**	Page 63
ITEM 6 Transact such other business as may properly come before the meeting or any adjournment or postponement thereof		

Only stockholders of record at the close of business on March 1, 2022 are entitled to vote at the meeting or any adjournment or postponement thereof.

Please read the attached proxy statement carefully as it describes in greater detail the matters to be acted upon and your voting rights with respect to those matters. The enclosed proxy card is solicited by the Board.

Along with the attached proxy statement, we are providing you with a copy of our Annual Report on Form 10-K for our fiscal year ended December 31, 2021. Stockholders are not to regard our Annual Report on Form 10-K, which includes our audited financial statements, as proxy solicitation material.

By Order of the Board,

Tonit M. Calaway
Executive Vice President, Chief Administrative Officer,
General Counsel and Secretary

Auburn Hills, Michigan
March 18, 2022



Date and Time:
Wednesday, April 27, 2022 9:00 a.m., local time

Your Vote is Important!

You can submit your vote by:



Telephone
Call us free of charge at 1-800-690-6903 and follow the instructions.



Internet
Access the internet, go to www.proxyvote.com and follow the instructions.



Mail
You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. See page 65 for instructions on how to receive a paper copy of our proxy materials.



In Person
If you attend the meeting, you may vote in person if you wish to do so, even if you have previously submitted your proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR OUR ANNUAL MEETING TO BE HELD ON WEDNESDAY, APRIL 27, 2022

We have elected to furnish materials for the Annual Meeting via the internet. Beginning on or about March 18, 2022, we will mail a notice of internet availability to most of our stockholders containing instructions on how to access the proxy materials and vote online. All of our other stockholders will be sent a copy of our proxy materials by mail or e-mail on or about March 18, 2022. See your proxy card or page 65 for more information on how you can elect to receive your proxy materials over the internet or by e-mail if you received them by mail this year.

Proxy Summary

This summary of ballot items provides information that you should consider before voting on the items presented at this year's Annual Meeting. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Directors Nelda J. Connors and Dennis C. Cuneo will not stand for re-election at the Annual Meeting.

Proposal 1
To Elect Eight Directors to the Board of Directors

 Our Board recommends that you vote "FOR" the Board's nominees.



Sara A. Greenstein
Independent
Former President, Chief Executive Officer, and Board Member, Lydall, Inc.
Age: 47
Director since: 2021
Committees: AC, CC
Skills:




David S. Haffner
Independent
Retired Chairman and Chief Executive Officer, Leggett & Platt, Inc.
Age: 69
Director since: 2020
Committees: CGC
Skills:




Michael S. Hanley
Independent
Retired Global Automotive Leader, Ernst & Young LLP
Age: 66
Director since: 2016
Committees: AC*
Skills:




Frédéric B. Lissalde
President and Chief Executive Officer, BorgWarner Inc.
Age: 54
Director since: 2018
Other current directorships:
Autoliv, Inc.
Committees: EC
Skills:




Paul A. Mascarenas
Independent
Venture Partner, Fontinalis Partners LLP; Former Chief Technical Officer, Ford Motor Company
Age: 60
Director since: 2018
Other current directorships:
United States Steel Corporation, ON Semiconductor Corporation, The Shyft Group
Committees: AC, CGC
Skills:




Shaun E. McAlmont
Independent
President and Chief Executive Officer, Ninjio, LLC
Age: 56
Director since: 2020
Committees: CC
Skills:




Deborah D. McWhinney
Independent
Retired Chief Executive Officer of Global Enterprise Payments, Citigroup Inc.
Age: 66
Director since: 2018
Other current directorships:
Franklin Templeton ETF Trust, S&P Global Inc.
Committees: AC, CC*
Skills:




Alexis P. Michas
Independent
Non-Executive Chair of the Board, BorgWarner Inc.; Managing Partner, Juniper Investment Company, LLC
Age: 64
Director since: 1993
Other current directorships:
PerkinElmer, Inc.
Committees: EC*
Skills:


Committees

AC
Audit Committee

CC
Compensation Committee

CGC
Corporate Governance Committee

EC
Executive Committee

*
Committee Chair

Board Skills


Notable Auto Industry Experience


Experience as Chair/CEO of Multi-National Business


Background Contributes to Desired Diversity


Legal/Governance Experience


Non-U.S. Origin


Product or Clean Technology/Electronics Expertise


Non-Automotive Technology Expertise


Manufacturing Expertise


Meets SEC Definition of "Audit Committee Financial Expert"

Director Demographics

Director Nominee Tenure



6 Years
Average Tenure

- ■ 0-3 years of service
- ■ 4-6 years of service
- ■ 7+ years of service

Director Nominee Gender and Racial/Ethnic Diversity



38%
Female or African American

- ■ Female
- ■ African American

Director Nominee Independence



7 of 8
Independent

- ■ Independent
- ■ Non-Independent

Director Nominee Age



60.3 Years
Average Age

- ■ <50 years
- ■ 50-60 years
- ■ >60 years

Corporate Governance Highlights

- ✔ Independent Board Chair
- ✔ Annual election of directors
- ✔ Majority voting standard for election of directors
- ✔ Robust stockholder engagement
- ✔ Use of a skills matrix to align Board selection with business strategy
- ✔ Limit on number of public company directorships Board members may hold (4)
- ✔ Director retirement policy (age 72)
- ✔ Clawback and recoupment policies

- ✔ Share ownership policies
- ✔ Prohibition of speculative and hedging transactions by all employees and directors
- ✔ Corporate Sustainability Report
- ✔ Stockholder right to call a special meeting (20%)
- ✔ Stockholder right to act by written consent (20%)*
- ✔ No supermajority voting provisions for common stockholders
- ✔ Proxy access stockholder right
- ✔ No stockholder rights plan

* Stockholder right to set record date to act by written consent (10%) pending outcome of vote on Proposal 4.

Proxy Stockholder Engagement

In preparation for the 2022 proxy season, management and our Board continued to conduct extensive outreach with our stockholders during the fourth quarter of 2021.

We contacted our

Top 36 Stockholders

Representing approximately

64% of our outstanding shares (as of September 30, 2021)

We held virtual meetings or calls with

11 Stockholders

Representing holders of approximately

24% of our outstanding shares (as of September 30, 2021)

Our proxy-related stockholder engagement consists of three activities: direct stockholder engagement prior to the filing of the proxy statement; the Annual Meeting; and stockholder engagement following the Annual Meeting.

Pre-Filing Engagement

- We reached out to our top 36 stockholders to discuss corporate governance, corporate responsibility, and executive compensation matters, and solicit feedback
- Our Board is provided with our stockholders' feedback for consideration
- The Board and management discussed feedback and whether action should be taken
- Disclosure enhancements are considered

Annual Meeting of Stockholders

- In the lead-up to the Annual Meeting, we conduct engagement meetings with stockholders who have questions or concerns regarding ballot items
- At the Annual Meeting, our stockholders vote on the election of directors, executive compensation, ratification of our auditors, and other management and stockholder proposals

Following the Annual Meeting

- Our Board and management review the vote results from our Annual Meeting
- The Board and management discuss vote results and whether action should be taken
- Preparation begins for off-season engagement meetings

We shared and discussed with the full Board the stockholder feedback that we received in 2021. Topics that we discussed with stockholders included, among other things, our Charging Forward strategy, our COVID-19 response, diversity and inclusion initiatives, human capital management, executive compensation, Board composition and refreshment, general business strategy, and sustainability. Engagement with our stockholders is a valuable source of input for our Board and management team and has helped to inform decisions on topics we have discussed.

Proposal 2

Approval, by Advisory Vote, of the Compensation of Our Named Executive Officers

 Our Board recommends that you vote "FOR" this proposal.

Why Should You Vote in Favor of Our 2022 Say-on-Pay Proposal?

The fundamental principles underlying the Company's compensation philosophy are: (1) aligning pay and performance, (2) driving strong business results, (3) focusing on long-term stockholder return, and (4) attracting and retaining high-quality talent.

We continue to refine our executive compensation program to ensure it is consistent with our long-term strategy and provides a strong link between pay and performance. We believe sustainability is fundamental to our long-term strategy. As a result, we introduced the new eProducts revenue mix metric (the "eProducts Revenue Mix Metric") under the 2021-2023 LTIP, which aligns our executive compensation philosophy with our vision for a clean, energy-efficient world and ties our executive compensation to our sustainability strategy, goals, and objectives. Under the 2021-2023 LTIP, we measure performance for 50% of the performance shares based on the eProducts Revenue Mix Metric, another 25% is based on the Cumulative Free Cash Flow Metric, and the remaining 25% is based on a relative total stockholder return ("Relative TSR") metric.

The compensation of our named executive officers ("NEOs") was performance based, with approximately 78%-90% of their total direct compensation (salary and target annual and long-term incentives) at risk and based on Company performance. We regularly meet with our investors to discuss our compensation practices, seek their feedback, and respond to any feedback shared with us. In 2021, the Company's executive compensation program received substantial stockholder support and was approved, on an advisory basis, by 94.4% of stockholders voting on the proposal at the 2021 Annual Meeting of Stockholders.

For 2021, we delivered AOM of 10.56% and strong levels of Free Cash Flow at $866 million for MIP purposes, both of which were above the target level under our MIP. As a result of this performance, the AOM portion of the MIP award resulted in a payout of 132%. The FCF portion of the MIP award resulted in a 116% payout. With a 50% weighting for each of the metrics, the result was a combined payout of 124% under the 2021 MIP.

Executive Compensation Objectives

Our objective is to maintain an executive compensation program that:

- Attracts and retains the best global talent
- Motivates our executives to perform in support of the Company's business strategies and goals (including growth and the creation of long-term stockholder value) using calculated risks
- Links executives' and stockholders' interests through equity-based incentive plans
- Provides an equitable compensation package that rewards individual performance in line with overall business results

2021 CEO Target Compensation

■ **Base Salary**

- Comprises 10% of total compensation
- Remaining **90% of compensation is at-risk**

■ **Annual Incentive**

- Drives achievement of key business results
- Based on achievement of AOM% and FCF, demonstrating strength of business



90% of CEO's compensation is at-risk (Annual Incentive + Long-Term Incentive)

■ **Long-Term Incentive**

- Aligns management interests with our stockholders'
- Supports talent retention
- Significant portion performance based

  - **Two Thirds of Long-Term Incentive**
    Performance shares *divided among eProducts Revenue Mix (50%), Cumulative Free Cash Flow (25%), and Relative Total Stockholder Return (25%), measured at the end of a 3-year performance period*

  - **One Third of Long-Term Incentive**
    Restricted shares *vest 50% after 2 years and the remainder vest after 3 years*

Proposal 3

Ratification of Selection of Independent Registered Public Accounting Firm

 Our Board recommends that you vote "FOR" this proposal.

Proposal 4

Vote on an Amendment to our Restated Certificate of Incorporation to Enable 10% of Our Shares to Request a Record Date to Initiate Stockholder Written Consent

 Our Board recommends that you vote "FOR" this proposal.

Proposal 5

Vote on a Stockholder Proposal to Change Share Ownership Threshold to Call a Special Meeting of the Stockholders

 Our Board recommends that you vote "AGAINST" this proposal.

We will also take action upon any other business as may properly come before the 2022 Annual Meeting and any adjournments or postponements of that meeting.

Our Board or proxy holders will use their discretion on other matters that may arise at the 2022 Annual Meeting.

Sustainability

Sustainability Governance

Our Board's oversight responsibilities, among other things, require ongoing, in-depth consideration of economic, social, and environmental risks and opportunities. To us, sustainability means driving environmental, social, and governance ("ESG") initiatives to deliver current and future stakeholder value. We are guided by our BorgWarner Beliefs ("Our Beliefs") and committed to achieving our vision of a clean, energy-efficient world.

While our full Board oversees and guides our strategic direction, primary board level oversight for certain specific ESG activities has been delegated to the Corporate Governance Committee. The Audit, Compensation, and Corporate Governance Committees have been delegated certain ESG-related responsibilities as follows:

- The Audit Committee provides oversight of the quality and integrity of the accounting, auditing, financial reporting, and risk management practices of the Company, including assessing the Company's compliance with ESG-related disclosure requirements.
- The Compensation Committee oversees human capital management, including diversity, equity and inclusion, and assesses whether ESG goals and milestones, if appropriate, are effectively reflected in executive compensation.
- The Corporate Governance Committee reviews sustainability strategy, policies, and procedures, including corporate responsibility matters, and receives, reviews, and considers stakeholder feedback on ESG topics. The Corporate Governance Committee also ensures that there is ESG expertise on the Board and awareness of ESG risks and opportunities by the Board and the executive management team.

Our Approach and Commitments

Our Board, executives, and employees know that sustainability is fundamental to the continued long-term success of our Company. As a result, in 2021, we undertook a new materiality assessment to benchmark our sustainability focus and commitments against what is most important to our stakeholders and our business. The assessment identified and prioritized the most important ESG topics to BorgWarner, which were then translated into our sustainability strategy and reporting.

 Create a cleaner, more energy-efficient world	 Live the BorgWarner Beliefs	 Partner with and report to stakeholders
Target 25% of revenue from EVs by 2025	Pledge to advance diversity, equity, and inclusion (D,E,&I) across the globe as signatory of CEO Action for Diversity & Inclusion	100% of manufacturing facilities are IATF 16949/ISO 9001 quality management certified
Goal to maintain an overwhelming majority of revenue from fuel-efficient or lower-emissions products	Charitable giving from the Company and employees increased to a total of $3.5 million in 2021	At least 80% of high-impact and high-risk suppliers complete the sustainability self-assessment questionnaire
100% of manufacturing facilities are ISO 14001 environmental management certified	Our employees reached 40,000 volunteer hours in 2021	100% completion rate for the annual questionnaire that monitors our compliance culture
Annual water risk assessment of facilities completed; target high and extremely high-risk locations to develop water use plans		Ethics and compliance training offered to 100% of salaried workforce through multiple mediums (online/in-person) and frequent touchpoints
Goal to become carbon neutral in our operations – our Scope 1 and Scope 2 emissions* – by 2035		

* As defined in the Global Reporting Initiative's Guidance for Disclosure 305

Our sustainability objectives work together with Charging Forward and our strategy to generate financial results. Central to those objectives is our commitment to our people practices which foster and cultivate creativity, quick pivots, long-term planning, and operational excellence.

Empowering Our Diverse Teams

We are only able to achieve the results that we do because of our people. As of December 31, 2021, we employed approximately 49,300 globally dispersed employees. We are committed to promoting an environment that is welcoming, stimulating, and inspiring to a team that is committed to innovation.

Our Beliefs are foundational to how we work together across the business, and we believe they support our ability to attract, engage, and retain talent. They support an inclusive environment that nurtures a strong sense of belonging and shared purpose that drives our work.

 Inclusion.
respecting individuals

 Integrity.
honoring truth

 Excellence.
focusing on results

 Responsibility.
our commitment

 Collaboration.
building trust

We aspire to provide our employees with a workplace experience focused on physical and psychological safety, where there is a strong spirit of authenticity. We cultivate an organizational culture where employees are treated with dignity and respect and their differences are valued and celebrated. We also provide individual and team career growth opportunities that inspire them and the Company to thrive. We are continually strengthening our policies, programs, and processes to ensure alignment with our diversity, equity, and inclusion strategy.

Board of Directors



4 of 10 members

are women and/or African American

Strategy Board^



3 of 12 members

are women and/or African American/Asian American



	Leadership*	Salaried Workforce	Hourly	New Hires**	Total Workforce
Women	15%	24%	33%	40%	30%
Minorities* **	17%	19%	31%	27%	25%

^ The Strategy Board is our executive management team

* Leadership is defined as those who participate in MIP

** "New Hire" is defined as an employee who started employment in 2021, except those who joined through the acquisition of AKASOL

*** In the United States

Data as of December 31, 2021

Additional Information

To ensure transparency for all stakeholders, our reporting regarding sustainability matters is aligned with SASB, TCFD, and GRI frameworks. Please refer to the Company's Sustainability Report available on the Company's website at www.borgwarner.com/company/sustainability. In this Proxy Statement, we refer to additional materials or information available on or through our website. We do that for informational purposes only. In each case, we are not incorporating the content of our website in this Proxy Statement.

Charging Forward in 2021

There is no more important challenge for the automotive industry today than the commitment to build vehicles that support a cleaner, more energy-efficient world. For decades, BorgWarner has developed technologies to improve efficiency, emissions, and performance in all types of vehicles. We uncover strong trends and use smart science and technology to address a future based on varying regulations, consumer demands, and automaker requirements. Our proven track record has made us an industry leader in forward-looking propulsion solutions for combustion, hybrid, and electric vehicles. However, as the automotive industry shifts its focus from combustion technology to electric mobility solutions, we recognize the need to rebalance our product portfolio to meet this shift. As demonstrated in the timeline below, BorgWarner has a history of acquiring companies with compelling technology that align with our electrification strategy.



2015	2017	2019	2020	2021
Rotating electric (i.e., motors)	**Industrial-focused power electronics**	**Electronics for start-up EV customers**	**Power electronics and software**	**Battery packs and modules**

BorgWarner's strategic expansion of its electrification portfolio began with our acquisition of Remy International, Inc. in 2015. Then, in March 2021, we announced Charging Forward, which significantly accelerated our electrification strategy. By 2025, BorgWarner plans to deploy up to $5.5 billion on M&A activity and dispose of $3 billion to $4 billion in annual revenues from its combustion portfolio. Consistent with our target to dispose of approximately $1 billion of that goal by late 2022, on December 31, 2021, BorgWarner sold its Water Valley, Mississippi facility which had full year sales for 2021 of approximately $180 million.

In addition to our M&A and disposition activity, we are focused on profitably scaling organic growth in EVs and have secured multiple awards over the last several quarters across our EV portfolio. We estimate that we have already booked $2.7 billion of EV program revenue for 2025, which surpasses our 2025 goal of $2.5 billion in organically derived EV revenue. Our management team is fully committed to Charging Forward, and we believe it positions BorgWarner to capitalize on the future of electrification.

Challenging End Market Environment

While 2020 was a challenging year, we could not have predicted the continued fallout that our business would experience over 2021 due to the ongoing effects of COVID-19 and other supply chain disruptions. COVID-19 caused significant and sustained disruptions to our ability and the ability of the automobile industry, our customers, and our suppliers to operate within traditional business norms. In addition to disruptions caused by the ongoing effects of COVID-19, consumer demand shifted heavily towards home goods and electronics. This increased consumer demand quickly overwhelmed ports and created bottlenecks within global supply chains. These logistical complications also contributed to supply chain disruptions, increased commodity costs, rising freight costs, and a host of other adverse operational factors throughout the year. In particular, the continued shortage of semiconductor chips has substantially and negatively impacted production at OEMs and automotive suppliers. These unusual and extenuating external factors challenged our business, but we believe we have been able to successfully meet our customers' demands. We delivered against our original performance targets, resulting in a 124% payout under our MIP, and made strategic choices that supported our profitable long-term business growth.

Table of Contents

PROPOSAL 1
Election of Directors

At this meeting, stockholders will elect eight directors to serve a one-year term that will expire at our 2023 Annual Meeting and until their respective successors have been duly elected and qualified. The Board currently consists of ten members. In accordance with our Corporate Governance Guidelines' director retirement policy that requires retirement when a director reaches the age of 72, Director Dennis C. Cuneo will retire from our Board at the conclusion of his term at the Annual Meeting. Director Cuneo has served as a director for 13 years. Director Nelda J. Connors will not stand for re-election at the Annual Meeting. The Company thanks these two directors for their guidance and service. After a search and qualification process in which a search firm assisted, our Board was pleased to welcome Sara A. Greenstein as a new director in 2021.

Effective at the Annual Meeting, the Board has reduced its size to eight members in light of the retirement of Director Cuneo and Director Connors not standing for re-election, and the Board will have no vacancies. The Board expects to appoint current members of our Board to succeed Director Cuneo as Chair of the Corporate Governance Committee and as a member of the Compensation and Executive Committees and Director Connors as a member of the Audit Committee.

Our Board takes a thoughtful approach to its composition and refreshment, with focus on creating a balanced Board that, as a whole, has the expertise, knowledge, and qualifications needed to guide the Company in execution of its business strategy. The Corporate Governance Committee seeks to establish and maintain a Board that is strong in its collective knowledge and that possesses: notable auto industry experience; experience as Chair/CEO of multi-national businesses; backgrounds that contribute to desired diversity; legal/corporate governance experience; international backgrounds; product or clean technology/electronics expertise; non-automotive technology expertise; manufacturing expertise; and accounting and finance expertise. The Corporate Governance Committee understands the value of diversity in decision making and has sought and will continue to seek qualified women and members of minority groups as Board candidates.

The current slate of director nominees blends fresh perspectives of newer directors with the continuity and institutional knowledge of longer-tenured directors for an average tenure of approximately 6.0 years.

See pages 18 and 19 for information on our process for director nominations and candidate requirements.

RECOMMENDATION

Our Board recommends a vote **"FOR"** the election of each of the nominees for director: Sara A. Greenstein; David S. Haffner; Michael S. Hanley; Frédéric B. Lissalde; Paul A. Mascarenas; Shaun E. McAlmont; Deborah D. McWhinney; and Alexis P. Michas.



Information on Nominees for Directors

The following pages set forth as of March 1, 2022, with respect to each of the director nominees, his or her name, the year in which he or she first became a director of the Company, age, principal occupation, and his or her current directorships in other entities; a narrative description of the directors' experience, qualifications, attributes, and skills; all directorships at public companies and registered investment companies held since March 1, 2017; and a description of any relevant legal proceedings in which the director was involved since March 1, 2012.

Each of the nominees for election has agreed to serve, if elected. All of the nominees are currently directors of the Company. In the event that any nominee should become unavailable for election, our Board may designate a substitute nominee, in which event the shares represented by proxies at the meeting will be voted for such substitute nominee unless an instruction to the contrary is indicated on the proxy card.

Directors and Nominees



DIRECTOR SINCE
2021

OTHER CURRENT DIRECTORSHIPS
None

BORGWARNER COMMITTEES
Audit, Compensation

Sara A. Greenstein, 47

Former President, Chief Executive Officer, and Board Member, Lydall, Inc.

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

- Experience as Chair/CEO of Multi-National Business
- Background Contributes to Desired Diversity
- Non-Automotive Technology Expertise
- Legal/ Governance Experience
- Manufacturing Experience
- Meets SEC Definition of "Audit Committee Financial Expert"
- Notable Auto Industry Experience

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Ms. Greenstein was the President, Chief Executive Officer, and Board Member of Lydall, Inc. (NYSE: LDL), a leading global manufacturer of value-added engineered materials and specialty filtration solutions serving the industrial, automotive, agribusiness, and medical markets, from November 2019 to October 2021. Prior to joining Lydall, Inc., Ms. Greenstein served as Senior Vice President of United States Steel Corporation (NYSE: X), an integrated steel producer, where she managed the company's $4 billion Consumer Solutions business unit from 2014 to November 2019. Prior to United States Steel Corporation, Ms. Greenstein served as President, Supply Chain and Sustainability of UL, LLC (formerly Underwriters Laboratories) from 2012 to 2014.

Ms. Greenstein holds a Bachelor of Science in Business Administration, with a concentration in industrial distribution management, from the Gies College of Business at the University of Illinois, Urbana-Champaign. Ms. Greenstein earned her MBA from the University of Michigan Stephen M. Ross School of Business. From August 2018 to January 2021, she served on the board of directors of Briggs & Stratton Corporation, where she served on its Finance and Nominating and Governance Committees.

Ms. Greenstein brings to the Board her executive leadership skills, including experience as a public company chief executive officer, as well as her knowledge of public company matters from her service on other public company boards.



DIRECTOR SINCE
2020

OTHER CURRENT DIRECTORSHIPS
None

BORGWARNER COMMITTEES
Corporate Governance

David S. Haffner, 69

Retired Chairman and Chief Executive Officer, Leggett & Platt, Inc.

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

- Notable Auto Industry Experience
- Experience as Chair/CEO of Multi-National Business
- Legal/ Governance Experience
- Product or Clean Technology/ Electronics Expertise
- Non-Automotive Technology Expertise
- Manufacturing Experience

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Haffner retired as the Chairman and Chief Executive Officer of Leggett & Platt, Inc. (NYSE: LEG), a diversified manufacturing company, in 2015. Mr. Haffner previously served as Chairman of the board of directors of Leggett & Platt, Inc. from 2013 to 2015, Chief Executive Officer from 2006 to 2015, and President from 2002 to 2013. Prior to that, he served as Chief Operating Officer and as Executive Vice President of Leggett & Platt.

Mr. Haffner holds a Bachelor of Science in engineering from the University of Missouri and an MBA from the University of Wisconsin-Oshkosh. He also completed the Engineering Executive Program at Stanford University. Previously, he served on the board of directors of Delphi Technologies PLC from 2017 to 2020, where he was Chair of the Compensation and Human Resources Committee, and The Bemis Company (NYSE: BMS) from 2004 to 2019, where he was Chair of the Compensation and Human Resources Committee.

Mr. Haffner brings to the Board his executive leadership skills, including experience as a chief executive officer, and experience in the areas of manufacturing operations, labor relations, compensation strategy, and financial performance.



Michael S. Hanley, 66

Retired Global Automotive Leader, Ernst & Young LLP

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

 **Notable Auto Industry Experience**

 **Meets SEC Definition of "Audit Committee Financial Expert"**

DIRECTOR SINCE
2016

OTHER CURRENT DIRECTORSHIPS
None

BORGWARNER COMMITTEES
Audit Chair

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Hanley retired as a Partner from Ernst & Young LLP in 2014. He served as the firm's Global Automotive Leader from 2003 to 2014 and was Senior Advisory Partner or Global Coordinating Partner for many automotive clients during his 24 years as a Partner.

He holds a Bachelor of Business Administration in accounting from the University of Toledo and is a Certified Public Accountant (Retired). Previously, he served on the board of directors of Shiloh Industries, Inc. from 2014 until the sale of the company in 2020 to private investors.

Mr. Hanley brings to the Board his extensive knowledge of accounting and his financial expertise in the automotive industry including experience in assurance and industry advisory services and global automotive industry strategy and initiatives, as well as his knowledge of public company matters from his service on other public company boards.



Frédéric B. Lissalde, 54

President and Chief Executive Officer, BorgWarner Inc.

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

 **Notable Auto Industry Experience**

 **Experience as Chair/CEO of Multi-National Business**

 **Non-U.S. Origin**

 **Product or Clean Technology/Electronics Expertise**

 **Manufacturing Experience**

DIRECTOR SINCE
2018

OTHER CURRENT DIRECTORSHIPS
Autoliv, Inc.

BORGWARNER COMMITTEES
Executive

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Lissalde has served as the President and Chief Executive Officer of the Company since August 2018. He was Executive Vice President and Chief Operating Officer of the Company from January 2018 to July 2018. From May 2013 to December 2017, he was Vice President of the Company and President and General Manager of BorgWarner Turbo Systems LLC. Prior to joining BorgWarner, Mr. Lissalde held positions at Valeo and ZF in the areas of program management, engineering, operations, and sales in the United Kingdom, Japan, and France.

Mr. Lissalde holds a Masters of Engineering from ENSAM - Ecole Nationale Supérieure des Arts et Métiers - Paris, and an MBA from HEC Paris. He is also a graduate of executive courses at INSEAD - Institut Européen d'Administration des Affaires, Harvard, and MIT. Mr. Lissalde has served on the board of directors of Autoliv, Inc. (NYSE: ALV) since December 2020. Previously, he served on the board of directors of CLEPA (European Automotive Suppliers' Association), based in Brussels, Belgium.

Mr. Lissalde brings to the Board his experience in setting and executing strategic direction; driving business performance, growth, and culture; and the integration of purchased companies around the world. He also brings expertise in those areas and intimate knowledge of the Company's operations, its business, and industry.



DIRECTOR SINCE
2018

OTHER CURRENT
DIRECTORSHIPS
United States
Steel Corporation,
ON Semiconductor
Corporation,
The Shyft Group

BORGWARNER
COMMITTEES
Audit, Corporate
Governance

Paul A. Mascarenas, 60

Venture Partner, Fontinalis Partners LLP;
Former Chief Technical Officer, Ford Motor Company

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

 **Notable Auto Industry Experience**

 **Legal/Governance Experience**

 **Non-U.S. Origin**

 **Product or Clean Technology/ Electronics Expertise**

 **Manufacturing Experience**

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Mascarenas was the Chief Technical Officer of Ford Motor Company (NYSE: F), an automotive manufacturer, from 2011 to 2014. He joined Ford in 1982 and held positions of increasingly significant responsibility. Previous positions included Vice President of Global Engineering from 2007 to 2011; Vice President of Vehicle Programs from 2005 to 2007; and Executive Director of Product Development from 2002 to 2004. Mr. Mascarenas is currently a Venture Partner with Fontinalis Partners LLP, a venture capital firm.

Mr. Mascarenas holds a Bachelor of Science in mechanical engineering from the University of London, King's College and is a Chartered Engineer, a Fellow of the Institution of Mechanical Engineers, and a Fellow of the Society of Automotive Engineers (SAE) International. In addition, he holds an honorary doctorate from Chongqing University, and in 2015, was awarded an Order of the British Empire (OBE) for his services to the automotive industry. Mr. Mascarenas currently serves on the boards of United States Steel Corporation (NYSE: X), ON Semiconductor Corporation (NYSE: ON), and The Shyft Group (NYSE: SHYF).

Mr. Mascarenas brings to the Board his automotive industry experience including his 32-year career at Ford, where he was responsible for their worldwide research organization, overseeing the development, and implementation of the company's technology strategy and plans, as well as his knowledge and broad understanding of technology, corporate governance matters, and industrial manufacturing.



DIRECTOR SINCE
2020

OTHER CURRENT
DIRECTORSHIPS
None

BORGWARNER
COMMITTEES
Compensation

Shaun E. McAlmont, 56

President and Chief Executive Officer, Ninjio, LLC

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

 **Background Contributes to Desired Diversity**

 **Non-U.S. Origin**

 **Non-Automotive Technology Expertise**

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Dr. McAlmont has served as President and Chief Executive Officer of Ninjio, LLC ("Ninjio"), a cybersecurity training company which provides enterprise level awareness training, since January 2022. Prior to Ninjio, he served as the President of Career Learning for Stride, Inc. (NYSE: LRN), a provider of online consumer and corporate talent development programs from 2018 to October 2021. Prior to joining Stride, he worked as President and CEO of Neumont College of Computer Science ("Neumont"), a for-profit career college, from 2015 to 2017, and previously as CEO and Director of Lincoln Educational Services (NASDAQ: LINC), which includes the Lincoln Tech automotive training institutes. His corporate training and consumer skill development experience are balanced by early career roles in traditional education operations at Brigham Young and Stanford Universities.

Dr. McAlmont holds a Bachelor of Science from Brigham Young University ("BYU"), a Master of Arts in education from the University of San Francisco, and a Doctorate in education from the University of Pennsylvania. At the University of Pennsylvania, he graduated with a rare dual distinction both for his dissertation and for the oral defense of his research on student advising and career development. In addition to his academic and career achievements, Dr. McAlmont is a former NCAA and international athlete. Dr. McAlmont currently serves as a member of the BYU Marriott School of Management National Advisory Council and a trustee for the Neumont board.

Dr. McAlmont brings to the Board his executive leadership experience, including proficiency as a public company chief executive officer, as well as expertise in human capital management, workforce development, adult education, and corporate training.



DIRECTOR SINCE
2018

OTHER CURRENT
DIRECTORSHIPS
Franklin Templeton
ETF Trust, S&P
Global Inc.

BORGWARNER
COMMITTEES
Audit, Compensation
Chair

Deborah D. McWhinney, 66

Retired Chief Executive Officer of Global Enterprise Payments, Citigroup Inc.

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

 **Experience as Chair/CEO of Multi-National Business**

 **Background Contributes to Desired Diversity**

 **Legal/ Governance Experience**

 **Non-Automotive Technology Expertise**

 **Meets SEC Definition of "Audit Committee Financial Expert"**

 **Product or Clean Technology/ Electronics Expertise**

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Ms. McWhinney retired from Citigroup Inc. (NYSE: C), one of the largest financial services firms, in 2014 as Chief Executive Officer of Global Enterprise Payments. She joined Citigroup in 2009 as President of Wealth Management & Personal Banking. Ms. McWhinney also co-chaired Citi Women, an internal program to improve training and sponsorship for women across the group and to develop high potential female executives. Prior to Citigroup, she spent six years as President of Charles Schwab Corp.'s (NYSE: SCHW) division that serves financial advisors and was a member of the Schwab Bank board of directors.

Ms. McWhinney holds a Bachelor of Arts in Communications from the University of Montana. She currently serves on the boards of Franklin Templeton ETF Trust and S&P Global Inc. (NYSE: SPGI). In addition to her public board service, Ms. McWhinney serves as a director of LegalShield. She is also on the Board of Trustees for the California Institute for Technology and the Institute for Defense Analyses. Previously, she served on the boards of Fluor Corp (NYSE: FLR), Focus Financial Partners, Inc. (NYSE: FOCS), and Lloyds Banking Group PLC (NYSE: LLOY), where she was Chair of the Cyber and IT Resilience Committee, and Fresenius Medical Company (NYSE: FMS).

Ms. McWhinney brings to the Board her executive leadership skills in developing and implementing global technology services for some of the world's largest corporations and governments, including her financial expertise, knowledge of cybersecurity matters, and broad understanding of corporate governance matters.



DIRECTOR SINCE
1993

OTHER CURRENT
DIRECTORSHIPS
PerkinElmer, Inc.

BORGWARNER
COMMITTEES
Executive
Chair

Alexis P. Michas, 64

Non-Executive Chair of the Board, BorgWarner Inc.;
Managing Partner, Juniper Investment Company, LLC

KEY ATTRIBUTES, SKILLS, AND EXPERIENCE

 **Experience as Chair/CEO of Multi-National Business**

 **Legal/ Governance Experience**

 **Non-U.S. Origin**

 **Meets SEC Definition of "Audit Committee Financial Expert"**

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Michas is the founder and has been Managing Partner of Juniper Investment Company, LLC ("Juniper"), an investment management firm based in New York, since 2008. Juniper is also a Principal of Aetolian Investors, LLC, a registered commodity pool operator.

Mr. Michas holds a Bachelor of Arts from Harvard College and an MBA from Harvard Business School. Mr. Michas has been the Non-Executive Chairman of PerkinElmer, Inc. (NYSE: PKI) since December 2019, is a director of funds managed by Atlantic Investment Management, Inc., and is a director of Theragenics Corporation, a privately held company. Previously, he also served as the Non-Executive Chairman of the board of directors of Lincoln Educational Services Corporation until 2015 and as a director of Allied Motion Technologies, Inc. until July 2017. Mr. Michas is also the Chairman of the U.S. Board of Trustees of Athens College, a non-profit organization.

Mr. Michas brings to the Board his many years of private equity experience across a wide range of industries, and a successful record of managing investments in public companies. Mr. Michas also brings extensive transactional expertise, including mergers and acquisitions, IPOs, debt and equity offerings, and bank financing which provides valuable insight on trends in global debt and equity markets, and the impact of such trends on the capital structure of the Company. The Board also benefits from his corporate governance knowledge of public company matters from his service on other public company boards, including his service as Non-Executive Chair, lead director, and a member of the compensation, governance, audit, finance, and executive committees of such companies. Mr. Michas' thorough knowledge of the Company and his current and past service on the boards of other public companies make him uniquely qualified to serve on our Board and as our Non-Executive Chair.

Director Nominee Requirements

The Corporate Governance Committee seeks to establish and maintain a board that is strong in its collective knowledge and that possesses a diversity of skills, background, and experience in areas identified as relevant to guide the Company in execution of its business strategy, recognizing that these areas may change over time. In considering whether to recommend to the full Board any candidate for inclusion in our Board's slate of recommended director nominees, the Corporate Governance Committee will consider, among other things, the extent to which candidates possess the following factors:

- the highest personal and professional ethics, integrity, and values

- demonstrated business acumen, experience, and ability to use sound judgment to contribute to effective oversight of the business and financial affairs of the Company

- ability to evaluate strategic options and risks and form independent opinions, stated constructively to contribute to guidance and direction of the Company

- active, objective, and constructive participation at meetings of our Board and its committees, with flexibility in approaching problems

- open-mindedness on policy issues and areas of activity affecting overall interests of the Company and its stockholders

- stature to represent the Company before the public, stockholders, and various others who affect the Company

- involvement only in activities and interests that do not create a conflict with the director's responsibilities to the Company and its stockholders

- willingness to objectively appraise management performance in the interest of the stockholders

- interest and availability of time to be involved with the Company and its employees over a sustained period

- ability to work well with others, with deep and wide perspective in dealing with people and situations, and respect for the views of others

- a reasoned and balanced commitment to the social responsibilities of the Company

- contribution to our Board's desired diversity and balance

- willingness of independent directors to limit public company board service to four or fewer boards (any exceptions would require Corporate Governance Committee approval)

- willingness to tender, promptly following the Annual Meeting at which they are elected or re-elected as director, an irrevocable resignation that will be effective upon (i) the failure to receive the required vote at the next Annual Meeting at which they face re-election, and (ii) our Board's acceptance of such resignation

- willingness to provide all information, including completion of a questionnaire, required by the Company's Amended and Restated By-laws ("By-laws")

Nomination Process and Evaluation

The Corporate Governance Committee accepts candidate recommendations and referrals from a variety of sources, including stockholders, directors, management, search firms, and other sources. An overview of the process undertaken by the Corporate Governance Committee when evaluating candidates includes:

- use of a skills matrix to identify specific attributes desired to be represented on our Board

- an assessment of the candidates' freedom from conflicts of interest and independence

- consideration of the narrowed pool of candidates' qualifications, expertise, and cognitive diversity

- qualified candidates are discussed and interviewed by the Corporate Governance Committee, Non-Executive Chair, and CEO

- the Corporate Governance Committee recommends nominees to the full Board

- the full Board selects nominees

- stockholders vote on nominees at annual stockholders' meetings

- the Corporate Governance Committee evaluates the full Board, its committees, and individual directors annually

Proxy Access

We have a proxy access right in our By-laws that permits a stockholder, or a group of up to 25 stockholders, owning continuously for at least three years shares of our Company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements of our By-laws. For the 2023 Annual Meeting of Stockholders, notice of proxy access director nominees must be received by our Secretary at 3850 Hamlin Road, Auburn Hills, Michigan, 48326 no earlier than October 19, 2022 and no later than the close of business on November 18, 2022.

Process for Nomination by Stockholders

Stockholders who wish to nominate candidates other than pursuant to the proxy access right must do so in accordance with the procedures in our By-laws. Stockholders submitting such nominations must provide the information and background material to our Secretary, 3850 Hamlin Road, Auburn Hills, Michigan 48326 not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting. Accordingly, any stockholder who wishes to have a nomination considered at the 2023 Annual Meeting must deliver the required materials between December 28, 2022 and January 27, 2023.

The Company's By-laws require, among other things, that the nominating stockholder disclose all material monetary agreements between the nominating stockholder and the nominees; that director nominees (including our Board's nominees) complete a questionnaire regarding the nominee's background, qualifications, and conflicts of interest; and that stockholders nominating candidates must disclose economic interests, including all direct and indirect compensation between or among such stockholder and such stockholder's respective affiliates and associates, on the one hand, and each proposed nominee and his or her respective affiliates and associates, on the other hand.

The Company's Corporate Governance Committee Charter provides that the Corporate Governance Committee considers suggestions for Board membership submitted by stockholders in accordance with the notice provisions and procedures set forth in our By-laws.

Corporate Governance Principles and Board Matters

Independence of the Directors

Our Board has determined that all Board members meet the independence requirements of the New York Stock Exchange ("NYSE"), with the exception of Mr. Lissalde, our President and CEO. Under the Company's Corporate Governance Guidelines (available at www.borgwarner.com/investors/corporate-governance), a director will not be considered independent unless our Board determines that such director has no direct or indirect material relationship with the Company. In addition, the Company's Corporate Governance Guidelines provide, among other things, that:

- a director who is an employee, or whose immediate family member is an executive officer, of the Company is not "independent" until three years after the end of such employment relationship

- a director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not "independent" until three years after he or she ceases to receive more than $120,000 per year in such compensation

- a director who is affiliated with or employed by, or whose immediate family member is a current partner of, the internal or external auditor of the Company, is a current employee of such a firm and personally works on the Company's audit or was within the last three years a partner or employee of such a firm and personally worked on the Company's audit at that time, is not "independent" until three years after the end of the affiliation or the employment or auditing relationship

- a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee, is not "independent" until three years after the end of such service or the employment relationship

- a director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold

- a director who is not considered independent by relevant statute or regulation is not "independent"

No director nominee, director, or executive officer is related to any other director nominee, director, or executive officer (or to any director or executive officer of any of the Company's subsidiaries) by blood, marriage, or adoption. There are no arrangements or understandings between any nominee or any of our directors or executive officers or any other person pursuant to which that nominee or director or executive officer was nominated or elected as a director of the Company or any of its subsidiaries. No director or executive officer of the Company is party to, or has any material interests in, any material legal proceedings that are adverse to the Company or its subsidiaries.

Board Leadership Structure

Our Board currently separates the role of Chair and Chief Executive Officer. Mr. Michas, an independent director, is Non-Executive Chair and Mr. Lissalde is President and CEO. Our Board believes that separating the Chair and CEO positions provides the most appropriate leadership structure for the Company at this time. Separation of the Chair and CEO positions takes best synergetic advantage of the talents of two leaders and allows Mr. Lissalde to devote his full attention to focusing on his responsibilities as CEO without the additional responsibilities of Chair. Either the independent directors select a non-employee director to serve as Non-Executive Chair or the independent directors select a Lead Director from among them. The Non-Executive Chair, or, when applicable, the Lead Director, focuses on:

- effectiveness and independence of our Board, including providing independent oversight of the Company's management and affairs on behalf of the Company's stockholders
- serving as the principal liaison between the Company's management and the independent directors
- contributing to agenda planning and chairing the executive session of non-employee directors at each regularly scheduled Board meeting
- facilitating discussion among the independent directors on key issues and concerns outside of Board meetings
- consulting with the CEO and independent directors regarding Board agenda items
- approving the scheduling of Board meetings and approving the agenda and materials for each Board meeting and executive session of our Board's non-employee, independent directors
- presiding over all meetings of our Board
- communicating with stockholders when appropriate
- overseeing the CEO, full Board, and individual director evaluation processes with the Corporate Governance Committee
- other responsibilities that the independent directors as a whole might designate from time to time

Director Michas, previously Lead Director, became Non-Executive Chair in April 2013 upon the retirement of the previous Executive Chair.

Our Board recognizes that no single leadership model is right for all companies at all times. Our Board has reserved for itself the discretion to determine the most appropriate leadership structure for the Company and our Board reviews the leadership structure from time to time.

Board Refreshment

We routinely assess the composition of our Board to ensure we have the right mix of attributes, experiences, qualifications, and skills to maximize our Board's potential. We believe the Company, our employees, our stockholders, and our partners benefit from continuity of longer-tenured directors complemented by the fresh perspectives of newer directors. Over the last three years, our Board has undergone significant refreshment, resulting in a lower average tenure and broadened diversity of backgrounds.


2018
+ Frédéric B. Lissalde
+ Paul A. Mascarenas
+ Deborah D. McWhinney
2020
+ Nelda J. Connors
+ David S. Haffner
+ Shaun E. McAlmont
2021
+ Sara A. Greenstein
Director additions
Director exits
2019
- Roger A. Krone
- Thomas T. Stallkamp
2020
- Jan Carlson
2021
- John R. McKernan
- Vicki L. Sato
2022
- Nelda J. Connors
- Dennis C. Cuneo

Below please find our director nominees' principal areas of expertise and attributes.

Board Nominee Skills and Attributes

	GREENSTEIN	HAFFNER	HANLEY	LISSALDE	MASCARENAS	MCALMONT	MCWHINNEY	MICHAS
Notable Auto Industry Experience Has either long (measured in years) or high-level experience in the original equipment vehicle manufacture or vehicle systems or component supply business.	●	●	●	●	●			
Experience as Chair/CEO of Multi-National Business Serves as or has served as Chairperson or Chief Executive Officer of a corporation that does or did business on more than one continent.	●	●		●			●	●
Background Contributes to Desired Diversity Cultural, ethnic, or geographic background increases the diversity of such backgrounds represented on the Board.	●					●	●	
Meets SEC Definition of "Audit Committee Financial Expert" As determined by our Board, qualifies as an "Audit Committee Financial Expert" as defined in U.S. Securities and Exchange Commission ("SEC") rules.	●		●				●	●
Non-U.S. Origin Was born outside of the United States.				●	●	●		●
Product or Clean Technology/Electronics Expertise Holds one or more degrees in engineering or has acquired specialized technical knowledge in industry-relevant product design and development, electronic controls, or ground propulsion technology.		●		●	●		●	
Non-Automotive Technology Expertise Has served as a leader in technology, strategy, or innovation in a mid-cap or larger multi-national company or currently does so. Experience in disruptive technology is also desired.	●	●				●	●	
Manufacturing Experience Participated in or directly oversaw manufacturing operations during a significant portion of their career or currently does so.	●	●		●	●			
Legal/Governance Experience Current or former member of corporate governance committee of a public company or advised a public company on corporate governance matters.	●	●			●		●	●

In light of its increased importance, the Corporate Governance Committee approved the addition of an "Environmental and Sustainability Experience" skill and will indicate which directors have such skill in the Notice of 2023 Annual Meeting of Stockholders and Proxy Statement.

Board Committees

Our Board held five meetings during 2021. Each of the directors attended at least 75% of the meetings of our Board and each committee on which he or she served while members of them. Our Corporate Governance Guidelines set forth the Company's policy that directors are expected to use their best efforts to personally attend the Company's Annual Meeting of Stockholders. If a director cannot attend meetings in person due to travel issues, schedule conflicts, or similar reasons, the director may attend by phone or via a virtual meeting platform that the Company uses. All directors serving at the time of the 2021 Annual Meeting of Stockholders attended the meeting.

Our Board has a standing Audit Committee, Compensation Committee, Corporate Governance Committee, and Executive Committee. The charters for each of our Audit Committee, Compensation Committee, Corporate Governance Committee, and Executive Committee can be found on the Company's website at www.borgwarner.com/investors/corporate-governance. The responsibilities of our Board committees are set forth in their charters, which are reviewed at least annually. Below please find a chart that details the Committees upon which our directors serve.

	Age	Director Since	Independent	Audit	Compensation	Corporate Governance	Executive
Nelda J. Connors*	56	2020	X	● (Member)			
Dennis C. Cuneo*	72	2009	X		● (Member)	● (Chair)	● (Member)
Sara A. Greenstein	47	2021	X	● (Member)	● (Member)		
David S. Haffner	69	2020	X			● (Member)	
Michael S. Hanley	66	2016	X	● (Chair)			
Frédéric B. Lissalde	54	2018					● (Member)
Paul A. Mascarenas	60	2018	X	● (Member)		● (Member)	
Shaun E. McAlmont	56	2020	X		● (Member)		
Deborah D. McWhinney	66	2018	X	● (Member)	● (Chair)		
Alexis P. Michas	64	1993	X				● (Chair)

*   Directors Connors and Cuneo are not standing for re-election to the Board at the Annual Meeting.

● Member   ● Chair

Audit Committee

CHAIR:



Hanley

MEMBERS:



Connors*



Greenstein



Mascarenas



McWhinney

NUMBER OF MEETINGS IN 2021:

6

* Director Connors is not standing for re-election to the Board at the Annual Meeting.

AUDIT COMMITTEE PURPOSE:

The Audit Committee Charter provides that the Audit Committee will, among other things, assist the full Board in fulfilling our Board's oversight responsibility relating to:

- ensuring the quality and integrity of the accounting, auditing, financial reporting, and risk management practices of the Company

- overseeing the appointment, compensation, retention, and oversight of the independent registered public accounting firm

- monitoring the independent registered public accounting firm's qualifications, independence, and work (including resolving any disagreements between the Company's management and the independent registered public accounting firm regarding financial reporting)

- providing pre-approval of all services to be performed by the independent registered public accounting firm

- monitoring of the performance of the Company's internal audit function and compliance with legal and regulatory requirements and reviewing, on behalf of our Board, the Company's risk management programs

- overseeing the quality and integrity of the accounting, auditing, financial reporting and risk management practices of the Company, including as it relates to cybersecurity and assessing the Company's compliance with ESG-related disclosure requirements

In November 2021, the Audit Committee reviewed the Audit Committee Charter and recommended to our Board that it was necessary to make changes to it. Stockholders can find the current charter on the Company's website at www.borgwarner.com/investors/corporate-governance.

Each member of the Audit Committee meets the independence requirements set by the NYSE, Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC. The Audit Committee has four members who are qualified as an audit committee financial expert as defined by the rules and regulations of the SEC: Ms. Connors, Ms. Greenstein, Mr. Hanley (who serves as Chair), and Ms. McWhinney. None of the members of the Audit Committee simultaneously serves on the audit committees of more than two other public companies.

Compensation Committee

CHAIR:



McWhinney

MEMBERS:



Cuneo*



Greenstein



McAlmont

NUMBER OF MEETINGS IN 2021:

5

* Director Cuneo is not standing for re-election to the Board at the Annual Meeting.

COMPENSATION COMMITTEE PURPOSE:

The Compensation Committee Charter provides that the Compensation Committee will, among other things, assist our Board in fulfilling its oversight responsibility relating to:

- reviewing and approving the Company's stated executive compensation philosophy and strategy to ensure that members of management are rewarded appropriately for their contributions to corporate growth and value creation and that the executive compensation strategy supports corporate objectives and stockholder interests
- reviewing and approving chief executive officer and other executive officer remuneration and compensation plans, and supervising the administration of these plans
- ensuring that the compensation of executive officers is internally equitable, is externally competitive, motivates executive officers toward the achievement of business objectives, and aligns their focus with the long-term interests of Company stockholders
- overseeing human capital management, including diversity, equity, and inclusion, and assesses whether ESG goals and milestones, if appropriate, are effectively reflected in executive compensation

The Compensation Committee may form and delegate authority to subcommittees as it deems appropriate.

In November 2021, the Compensation Committee reviewed the Compensation Committee Charter and recommended to our Board that it was necessary to make changes to it. Stockholders can find the current charter on the Company's website at www.borgwarner.com/investors/corporate-governance.

Corporate Governance Committee

CHAIR:



Cuneo*

MEMBERS:



Haffner



Mascarenas

NUMBER OF MEETINGS IN 2021:

4

* Director Cuneo is not standing for re-election to the Board at the Annual Meeting.

CORPORATE GOVERNANCE COMMITTEE PURPOSE:

The Corporate Governance Committee Charter provides that the Corporate Governance Committee will assist our Board in fulfilling its oversight responsibility by:

- recommending Board composition and structure
- developing and recommending appropriate corporate governance principles, including the nature, duties, and powers of Board committees
- recommending the term of office for directors and committee members
- reviewing and recommending qualified persons to be nominated for election or re-election as directors, including stockholders' suggestions for Board nominations
- recommending the emergency successor to the CEO
- considering any requests for waivers of application of the Company's Code of Ethical Conduct
- analyzing and approving any related person transactions
- overseeing the Company's sustainability strategy, policies, and procedures, including corporate responsibility matters
- receiving, reviewing, and considering stakeholder feedback on ESG topics
- ensuring that there is ESG expertise on the Board and awareness of ESG risks and opportunities

The Corporate Governance Committee also establishes criteria for Board and committee membership, evaluates Company policies relating to the recruitment of directors, and oversees the evaluation of our Board, its committees, and management.

The Corporate Governance Committee will consider nominees for our Board from a variety of sources, including current directors, management, retained third-party search firms, and stockholders.

Stockholder-recommended candidates and stockholder nominees whose nominations comply with the required procedures and who meet the criteria referred to herein will be evaluated by the Corporate Governance Committee in the same manner as the Corporate Governance Committee's candidates.

In November 2021, the Corporate Governance Committee reviewed the Corporate Governance Committee Charter and recommended to our Board that it was necessary to make changes to it. Stockholders can find the current charter on the Company's website at www.borgwarner.com/investors/corporate-governance.

Executive Committee

CHAIR:



Michas

MEMBERS:



Cuneo*



Lissalde

THE EXECUTIVE COMMITTEE DID NOT MEET DURING 2021

* Director Cuneo is not standing for re-election to the Board at the Annual Meeting.

The Executive Committee is empowered to act for the full Board during intervals between Board meetings when telephonic or virtual meetings cannot reasonably be arranged, with the exception of certain matters that by law may not be delegated.

Risk Oversight

Oversight of risk is an evolving process in which management, through the Company's internal enterprise risk management committee (the "ERM Committee"), assesses the degree to which risk management is integrated into business processes throughout the organization. While our Board has ultimate responsibility for oversight of the Company's risk management practices, the Audit, Compensation, and Corporate Governance Committees of our Board contribute to the risk management oversight function.

BOARD OF DIRECTORS

Regularly and **continually receives** information, including risk assessment and management reports from the Company's internal ERM Committee, intended to apprise it of the **strategic, operational, commercial, financial, legal, health and safety**, and **compliance** risks the Company faces.

AUDIT

- **Focuses** on financial and compliance risk, including internal controls and cybersecurity risk management practices, and receives risk assessment and management reports from the Company's information technology and internal audit functions.
- **Receives**, **reviews**, and **discusses** regular reports concerning risk identification and assessment, risk management policies, and practices and mitigation initiatives, to assure that the risk management processes designed and implemented by the Company are adapted to the Company's strategy and are functioning as expected.

COMPENSATION

- **Strives** to adopt compensation incentives that encourage appropriate risk-taking behavior that is consistent with the Company's long-term business strategy and objectives.

CORPORATE GOVERNANCE

- **Oversees** risk management practices in its domain, including director candidate selection, governance, sustainability, and succession matters.

MANAGEMENT

- **Assesses** the degree to which risk management is integrated and **continually seeks** opportunities to further engrain enterprise risk management into business processes throughout the organization.

Our Board actively encourages management to continue to drive this evolution. In 2021, our Board endorsed the Company's continued enhancement of its enterprise risk management governance infrastructure, processes, integration, communications, and sustainability policies and practices. The members of the ERM Committee have direct access to the Audit, Compensation, and Corporate Governance Committees and our Board.

Executive Sessions

The non-employee directors meet in executive sessions without the presence of any corporate officer or member of management in conjunction with regular meetings of our Board. Non-Executive Chair Michas is the current presiding director. With the exception of our Executive Committee, the committees of our Board also meet in executive sessions without the presence of any corporate officer or members of management in conjunction with regular meetings of the committees. Interested parties can make concerns known directly to the non-management directors on-line at *compliancehotline.borgwarner.com* or by toll-free call to 1-800-461-9330.

Stockholder Communication with the Board

Stockholders interested in communicating with the Non-Executive Chair or with non-management directors may do so by writing to such director, in care of our Secretary, 3850 Hamlin Road, Auburn Hills, Michigan, 48326. The Investors section on our website located at www.borgwarner.com/investors/corporate-governance lists the current members of our Board. We open and forward mail to the director or directors specified in the communication.

Certain Relationships and Related Person Transactions, and Director Independence

The Company has adopted a written policy concerning related person transactions under which the Corporate Governance Committee is responsible for review and disapproval or approval of any related party transactions in which a director, nominee for director or executive officer, or immediate family member of any of them has a material interest.

Approval, by Advisory Vote, of the Compensation of Our Named Executive Officers

BorgWarner seeks a non-binding advisory vote from its stockholders to approve the compensation of its NEOs as described and disclosed in the Compensation Discussion and Analysis section beginning on page 32 and the Executive Compensation Tables section beginning on page 48 in accordance with the executive compensation disclosure rules in Item 402 of the SEC's Regulation S-K. Consistent with the requirements of Section 14A of the Exchange Act, the vote on this proposal is not intended to address any specific element of compensation but, rather, the overall compensation of our NEOs and the philosophy, policies, and practices described in this Proxy Statement.

While this vote is advisory, and not binding on our Company, it provides valuable information to our Compensation Committee of the Board of Directors ("Compensation Committee"). Our Board and the Compensation Committee value the opinions of our stockholders.

The Compensation Committee believes that their 2021 compensation decisions and our executive compensation program align the interests of stockholders and executives by emphasizing variable, at-risk compensation largely tied to measurable performance goals utilizing an appropriate balance of short-term and long-term objectives. We maintain the highest level of oversight of our executive compensation program. Our Board, Non-Executive Chair, CEO, and Chief Human Resources Officer engage in a rigorous talent review process annually to address succession and executive development for our CEO and other key executives. We closely monitor the compensation program and pay levels of executives from other companies that we believe to be similar to BorgWarner in business characteristics and economics.

RECOMMENDATION

Our Board recommends a vote "**FOR**" the approval, by advisory vote, of the compensation of our NEOs.



Highlights of the 2021 Executive Compensation Program

Salary

- Base pay is the initial salary paid, excluding benefits, bonuses, and pay increases

- Reviewed annually, adjusted as appropriate to align with median-market levels (50th percentile of the Company's peer group discussed on page 40) with actual salaries reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance

Annual Cash Incentive

- MIP is our cash-based, annual incentive plan for executives

- Reviewed annually, adjusted as appropriate to align with median-market levels (50th percentile of the Company's peer group) with annual cash incentive targets, expressed as a percentage of base salary, reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance

- Variable pay component focused on short-term annual objectives that demonstrate the strength of the business over the long term

- 50% based on Adjusted Operating Margin, which measures the Company's profitability relative to the sales it generates

- 50% based on Free Cash Flow, which is an important measure of how much cash the Company generates after expenditures that allows the Company to pursue opportunities that enhance stockholder value

- Targets reflective of the current economic conditions of the industry

Long-Term Equity Incentive

- Reviewed annually, adjusted as appropriate to align with median-market levels (50th percentile of the Company's peer group) with target long-term equity incentives reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance

- Two thirds in Performance Shares

  - 50% based on eProducts Revenue Mix (as defined on page 44) measured at the end of a 3-year performance period

  - 25% based on Cumulative Free Cash Flow (as defined on page 44) measured over a 3-year performance period

  - 25% based on Relative TSR (as defined on page 44) measured over a 3-year performance period

- eProducts Revenue Mix has a 2023 target of 12.0% for a 100% payout, with no payout for eProducts Revenue Mix below 8.0%, and maximum payout requiring an eProducts Revenue Mix that equals or exceeds 16.0%

- Cumulative Free Cash Flow target from 2021 through 2023 of $2.0 billion with Cumulative Free Cash Flow of $1.7 billion resulting in a threshold payout, and a maximum payout requiring Cumulative Free Cash Flow that equals or exceeds $2.3 billion

- TSR Performance at median will pay 100% with no payout for relative TSR performance below the 25th percentile

- Maximum relative TSR payout requires performance at or above the 75th percentile

- One third in Restricted Shares

  - 50% vesting after two years and the remainder vesting after three years

The graphic below represents the 2021 target compensation of Frédéric B. Lissalde, our President and Chief Executive Officer. Approximately 90% of his target compensation was tied to performance, with the majority linked to long-term growth and stockholder returns. A significant portion of the target compensation of all of the NEOs is at-risk and dependent upon the achievement of rigorous and objective performance requirements. In 2021, between 78-90% of the NEOs' target compensation was at-risk.

2021 CEO Target Compensation



Base Salary
- Comprises 10% of total compensation
- Remaining **90% of compensation is at-risk**

Annual Incentive
- Drives achievement of key business results
- Based on achievement of AOM% and FCF, demonstrating strength of business

90% of CEO's compensation is at-risk (Annual Incentive + Long-Term Incentive)

Long-Term Incentive
- Aligns management interests with our stockholders'
- Supports talent retention
- Significant portion performance based
  - **Two Thirds of Long-Term Incentive**
    Performance shares *divided between eProducts Revenue Mix (50%), Cumulative Free Cash Flow (25%), and Relative Total Stockholder Return (25%), measured at the end of a 3-year performance period*
  - **One Third of Long-Term Incentive**
    Restricted shares *vest 50% after 2 years and the remainder vest after 3 years*

Refer to page 36 for 2021 Key Compensation Decisions.

Accordingly, for the reasons we discuss above, our Board recommends that stockholders vote in favor of the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion.

The votes cast "for" this proposal must exceed the votes cast "against" this proposal for approval of the compensation of our NEOs, assuming that a quorum is present. For purposes of determining the advisory vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Proxies solicited by our Board will be voted "FOR" approval of the compensation unless a stockholder specifies otherwise.

We currently hold advisory votes on the compensation of NEOs on an annual basis and intend to hold the next such vote at the 2023 Annual Meeting of Stockholders.

Compensation Discussion and Analysis

Table of Contents

Introduction

This Compensation Discussion and Analysis, or CD&A, explains the executive compensation program for the Company's named executive officers, or NEOs, listed below. This CD&A also describes the Compensation Committee's process for making pay decisions, as well as its rationale for specific decisions related to 2021 compensation.

Our Named Executive Officers

Frédéric B. Lissalde, 54   President and Chief Executive Officer



EMPLOYEE SINCE: 1999

BIOGRAPHY

Mr. Lissalde has been President and Chief Executive Officer of the Company since August 2018. He was Executive Vice President and Chief Operating Officer of the Company from January 2018 to July 2018. From May 2013 to December 2017, he was Vice President of the Company and President and General Manager of BorgWarner Turbo Systems LLC.

Prior to joining BorgWarner, Mr. Lissalde held positions at Valeo and ZF in the areas of program management, engineering, operations, and sales in the United Kingdom, Japan, and France. Mr. Lissalde's experience includes setting and executing strategic direction; driving business performance, growth, and culture; and the integration of purchased companies around the world.

Mr. Lissalde holds a Masters of Engineering from ENSAM - Ecole Nationale Supérieure des Arts et Métiers - Paris, and an MBA from HEC Paris. He is also a graduate of executive courses at INSEAD - Institut Européen d'Administration des Affaires, Harvard, and MIT. Mr. Lissalde currently serves on the board of directors of Autoliv, Inc. (NYSE: ALV). Previously, he served on the board of directors of CLEPA (European Automotive Suppliers' Association), based in Brussels, Belgium.

2021 Target Compensation Highlights



90% At Risk

- $1,260,000 Base Salary
- $2,016,000 Annual incentive (cash)
- $8,820,000 Long-term incentive award

Kevin A. Nowlan, 50   Executive Vice President and Chief Financial Officer



EMPLOYEE SINCE: 2019

BIOGRAPHY

Mr. Nowlan has been Executive Vice President and Chief Financial Officer since April 2019. He was Senior Vice President and President, Trailer, Components and Chief Financial Officer of Meritor, Inc., a commercial truck and industrial supplier, from March 2018 to March 2019. Mr. Nowlan joined Meritor in 2007 and served in a variety of finance roles before becoming Senior Vice President and Chief Financial Officer. He was Senior Vice President and Chief Financial Officer of Meritor, Inc. from May 2013 to March 2018. Prior to Meritor, Inc., Mr. Nowlan worked for GMAC Inc. and the General Motors Company's Treasurer's Office for 12 years in a variety of roles.

Mr. Nowlan holds a Bachelor of Arts in economics, political science, and history and earned an MBA from the University of Michigan Stephen M. Ross School of Business. Mr. Nowlan currently serves on the board of directors of the Federal Reserve Bank of Chicago Detroit Branch.

2021 Target Compensation Highlights



82% At Risk

- $800,000 Base Salary
- $960,000 Annual incentive (cash)
- $2,600,000 Long-term incentive award

Joseph F. Fadool, 55   Vice President, BorgWarner Inc. and President and General Manager, BorgWarner Emissions, Thermal and Turbo Systems



EMPLOYEE SINCE: 2010

BIOGRAPHY

Mr. Fadool has been Vice President of the Company and President and General Manager of BorgWarner Emissions Systems LLC, BorgWarner Thermal Systems Inc. and Turbo Systems LLC since October 2019. He was Vice President of the Company and President and General Manager of Turbo Systems LLC from May 2019 to October 2019. He was Vice President of the Company and President and General Manager of BorgWarner Emissions Systems LLC and BorgWarner Thermal Systems Inc. from January 2017 to May 2019. He was Vice President of the Company and President and General Manager of BorgWarner Ithaca LLC (d/b/a BorgWarner Morse Systems) from July 2015 until December 2016. From May 2012 to July 2015, he was the Vice President of the Company and President and General Manager of BorgWarner Morse TEC Inc.

Prior to joining BorgWarner, Mr. Fadool worked at Continental Automotive Systems as Vice President for North American Electronic Operations. He previously held various positions with increasing responsibility at Continental and Siemens VDO Automotive since 1996 including general management, operations, sales, and program management. Prior to joining Continental, he spent seven years with Ford Motor Co., where he was involved in project management, product development, and the launches of several major vehicles, including the Mustang and Taurus programs.

Mr. Fadool holds a Bachelor of Science in electrical engineering from Lawrence Technological University and earned a Master of Science in computer and electronic controls from Wayne State University.

2021 Target Compensation Highlights



82%
At Risk

- $810,000
  Base Salary
- $972,000
  Annual incentive (cash)
- $2,673,000
  Long-term incentive award

Dr. Stefan Demmerle, 57   Vice President, BorgWarner Inc. and President and General Manager, BorgWarner PowerDrive Systems



EMPLOYEE SINCE: 2012

BIOGRAPHY

Dr. Demmerle has been Vice President of the Company and President and General Manager of BorgWarner PDS (USA) Inc. (formerly known as BorgWarner TorqTransfer Systems Inc.) since September 2012 and President and General Manager of BorgWarner PDS (Indiana) Inc. (formerly known as Remy International, Inc.) since December 2015.

Prior to joining BorgWarner, Dr. Demmerle became Vice President of the powertrain electronics business at Continental from 2010 to 2012 after leading Continental Diesel Systems (formerly known as Siemens Diesel Systems Technology) as President and CEO from 2006 to 2010. He previously held positions of increasing responsibility within Siemens VDO Automotive in the transmission and engine electronics businesses both in France and worldwide. Dr. Demmerle began his career in France with assignments in sales and program management for automotive engine components.

Dr. Demmerle holds a Masters of Science in Mechanical Engineering from the Technical University of Munich, Germany, as well as a Ph.D. in Mechanical Engineering from the Institut Polytechnique de Grenoble, France.

2021 Target Compensation Highlights



81%
At Risk

- $760,000
  Base Salary
- $912,000
  Annual incentive (cash)
- $2,356,000
  Long-term incentive award

Brady D. Ericson, 50
Vice President, BorgWarner Inc. and President and General Manager, BorgWarner Fuel Injection Systems and Aftermarket



EMPLOYEE SINCE:
2000

BIOGRAPHY

Mr. Ericson has been Vice President of the Company and President and General Manager of BorgWarner Fuel Injection Systems and Aftermarket since March 2022. He was Vice President of the Company and President and General Manager of BorgWarner Ithaca LLC (d/b/a BorgWarner Morse Systems) from June 2019 to February 2022. He was the Executive Vice President and Chief Strategy Officer of the Company from January 2017 until June 2019. He was Vice President of the Company and President and General Manager of BorgWarner Emissions Systems LLC from March 2014 until December 2016, during which time BorgWarner BERU Systems GmbH was combined with BorgWarner Emissions Systems Inc.

Prior to joining BorgWarner, Mr. Ericson held various sales and engineering positions with Honeywell (formerly AlliedSignal) and Ford Motor Company.

Mr. Ericson holds a Bachelor of Science in Mechanical Engineering from Kettering University and an MBA from Duke University. Previously, he served on the board of directors of Romeo Power, Inc. from May 2019 to August 2021, including when it became a public company in December 2020.

2021 Target Compensation Highlights



22%
26%
52%

78%
At Risk

- $650,000
  Base Salary
- $780,000
  Annual incentive (cash)
- $1,560,000
  Long-term incentive award

Tonit M. Calaway, 54
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary



EMPLOYEE SINCE:
2016

BIOGRAPHY

Ms. Calaway has been Executive Vice President, Chief Administrative Officer, General Counsel and Secretary since October 2020 and oversees the Legal, Government Affairs, Real Estate, Facilities, Security, and Aviation Departments. Prior to that, she served as Executive Vice President, Chief Legal Officer and Secretary of BorgWarner Inc. from August 2018 until October 2020 and was responsible for the Legal Department. Previously, Ms. Calaway served as Executive Vice President and Chief Human Resources Officer since 2016, where she managed all aspects of human resources for employees around the globe, including compensation and benefits, talent management, labor, employment, and related management issues.

Before joining BorgWarner, Ms. Calaway held various positions during her 18-year career at Harley-Davidson, Inc. in Milwaukee, Wisconsin. Most recently, she served as Vice President of Human Resources, where she guided company-wide leadership development, compensation and benefits, labor relations and diversity initiatives, and as President of The Harley-Davidson Foundation. A securities attorney by training, Ms. Calaway rose through the legal department, serving as Associate General Counsel - Motor Company Operations, Assistant General Counsel, Chief Compliance Counsel, and Assistant Secretary.

Ms. Calaway holds a Bachelor of Arts from the University of Wisconsin - Milwaukee, and received her juris doctorate from the University of Chicago Law School. In addition, she holds an honorary doctor of corporate and community relations degree from the University of Wisconsin-Milwaukee. She is a member of the State Bar of Wisconsin. Ms. Calaway currently serves on the boards of Air Products and Chemicals, Inc. (NYSE: APD), Astronics Corporation (NASDAQ: ATRO), and W.P. Carey Inc. (NYSE: WPC).

2021 Target Compensation Highlights



22%
22%
56%

78%
At Risk

- $650,000
  Base Salary
- $650,000
  Annual incentive (cash)
- $1,625,000
  Long-term incentive award

Executive Summary

2021 Performance Highlights Versus our February 2021 Guidance Include:

2021 was a year of good financial performance for BorgWarner. The Company performed near or above the top end of the guidance it disclosed in February 2021 for key financial metrics. The Company sustained its adjusted operating margin ("Adjusted Operating Margin" or "AOM") above 10.5% and generated strong free cash flow ("Free Cash Flow" or "FCF").



Performance for adjusted operating margin and Free Cash Flow excludes the impact of the AKASOL acquisition and a one-time warranty matter, which results in Non-GAAP measures. Reconciliations to comparable GAAP measures for adjusted operating margin and Free Cash Flow can be found in Appendix A.

At BorgWarner, we believe strongly that pay should be linked to Company performance. This is foundational and guides our decision making in good times and in tough times.

2021 Key Compensation Decisions

Below is a summary of the compensation decisions that the Compensation Committee made for fiscal 2021:

- **Salary:** There were no changes to any of the NEOs' salaries during 2021. The Compensation Committee approved the NEOs' 2021 salaries effective October 1, 2020 based on our compensation peer group and the increased size and scope of BorgWarner upon the closing of the Delphi Technologies PLC ("Delphi Technologies") acquisition. We provide details on page 41.

- **Annual Incentives:** From a financial performance perspective, the Company delivered Adjusted Operating Margin of 10.56%, which was above the target set under our cash-based, annual incentive plan, or MIP, for 2021. This resulted in a payout of 132% for the AOM portion of the MIP award. For purposes of the MIP calculation, which excludes the impact of the AKASOL acquisition and a one-time warranty matter, the Company also generated $866 million of Free Cash Flow for MIP purposes. As a result of this performance, there was a 116% payout for the FCF portion of the award. With a 50% weighting for each of the designated metrics, the combined payout was 124% under the 2021 MIP. We provide details on pages 41 and 42.

- **Long-Term Equity Incentives:** Long-term equity incentives that we granted in 2021 consisted of performance shares (two thirds of the award) and restricted stock (one third of the award). For the 2021-2023 performance cycle, the Compensation Committee changed the mix of performance metrics related to performance shares from equal weighting for (i) relative total stockholder return, (ii) relative revenue growth ("Relative Revenue Growth" or "RRG"), and (iii) adjusted earnings per share to the following:

Performance Metric	Weighting
eProducts Revenue Mix	50%
Cumulative Free Cash Flow	25%
Relative Total Stockholder Return ("TSR")	25%

The Compensation Committee established this mix to: (i) place more emphasis on delivering organic and inorganic growth and (ii) drive higher eProducts revenue and generate more Free Cash Flow in our core business to help fund investments in eProducts, while maintaining a balanced focus on long-term growth and stockholder value creation. We provide details about these performance metrics on page 44.

For the 2019-2021 performance cycle, participants could earn performance shares based on the achievement of two equally weighted measures: Relative TSR and Relative Revenue Growth. Results for the 2019-2021 performance cycle were as follows:

- **Relative TSR Payout for 2019-2021:** For the 2019-2021 performance cycle, the Company's TSR was at the 17th percentile of the performance peer group, which was below the threshold level for a payout resulting in no payout of TSR performance shares.
- **RRG Payout for 2019-2021:** For the 2019-2021 performance cycle, the Company's annualized revenue growth, excluding the impact of changes in currency values and merger, acquisition, and disposition activity (in the year in which the merger, acquisition, or disposition activity occurred), was 1.6%, while the weighted average vehicle production decreased by 5.7%. The resulting 7.3% outperformance relative to the market resulted in a 2019-2021 RRG performance share payout at 200% of target.

Stockholder Engagement

Each year, we carefully consider the results of our stockholder say-on-pay vote from the preceding year. We also take into account the feedback we receive from our major stockholders during our ongoing, Board-driven, outreach and engagement efforts, which we describe in detail on page 5.

Our say-on-pay proposal at our 2021 Annual Meeting of Stockholders received support from 94.4% of the votes cast. Overall, our stockholders strongly supported our executive compensation program and its direction, including our continuous improvement efforts that we describe in our disclosure. We will continue to keep an open dialogue with our stockholders to help ensure that we have a regular pulse on investor perspectives.

Leading Compensation Governance Practices

The following features of our executive compensation program demonstrate sound compensation governance and we have designed them in the best interests of our stockholders and executives:

What We Do

- ✔ Stockholder engagement informs compensation program
- ✔ Significant portion of executive pay is performance based and at-risk
- ✔ Rigorous goal setting process
- ✔ Annual compensation assessment
- ✔ Annual risk assessment
- ✔ Stock ownership guidelines for executives
- ✔ Clawback policy for recoupment of incentive compensation under certain conditions
- ✔ Double trigger change in control provisions for restricted stock and performance shares

What We Don't Do

- ✖ No short sales of Company stock
- ✖ No pledging of Company stock
- ✖ No hedging of Company stock
- ✖ No loans
- ✖ No gross-ups on excise tax or excessive perquisites

Changes for 2022

To further BorgWarner's mission to execute on our accelerated electrification strategy and continue to deliver innovative and sustainable mobility solutions for the vehicle market, the Compensation Committee approved the following changes to the MIP effective January 1, 2022:

- The Committee will apply a performance modifier of up to +/- 10% of the target MIP award for all MIP participants, based on achievement of Company-wide strategic goals:
  - The payout remains capped at 200% of target (e.g., if financial performance is at maximum performance level, then the modifier cannot increase the award)
- The Committee will base the modifier on quantitative or qualitative targets to drive progress and demonstrate commitment in the following areas:
  - Environmental, Social, and Governance ("ESG") initiatives including Diversity, Equity, and Inclusion
  - Acquisitions and dispositions, including integration
  - Succession planning and talent development
  - Leadership during unusual and challenging circumstances
  - Strategic change management

What Guides Our Program

Compensation Philosophy and Objectives

Attracting, developing, and retaining a highly talented workforce – at all levels within our organization – is a top priority at BorgWarner. We are committed to providing competitive compensation opportunities designed to deliver equal pay for equal work regardless of race, color, age, religion, sex, sexual orientation, gender, identity/expression, national origin, disability, or protected veteran status.

As part of our regular compensation review process, our Board and senior management team regularly seek input from external experts and independent compensation consultants. Informed in large part by the results of comprehensive analyses, we ensure that our compensation program continues to support our business strategy, pay-for-performance philosophy, and competitive pay practices. Through this work, we make data-driven decisions about each employee's compensation in the context of their role at the Company, experience, geography, and performance. When necessary, we make adjustments to better align pay with external market practices or internal comparable positions.

We also strive to ensure pay equity among comparable jobs across the Company. To this end, we conduct a granular evaluation that examines pay among similarly-situated employees who perform comparable work to identify pay disparities or other inequities (if any). Where appropriate, we take corrective action consistent with our commitment to a diverse and inclusive culture where all our employees are paid equitably and have equal opportunities for success.

Management regularly reports to our Board on each of these efforts.

In addition to the above priorities, our executive compensation program aims to achieve the following objectives:

- Align the interests of our executives with the long-term interests of the business, our stockholders, and employees
- Motivate exceptional performance through metrics that support our long-term strategy of growth and create stockholder value
- Attract, develop, motivate, and retain top global talent
- Pay competitively across salary grades in all regions of the world
- Mitigate excessive risk taking
- Reflect the input of our stockholders

Principal Elements of Compensation

The principal elements of compensation that we list below support our compensation philosophy and objectives. We review each element annually and adjust them when appropriate to align with median market levels (50th percentile of the Company's compensation peer group). Total target compensation may be reasonably below or above the median considering a person's scope of responsibilities and experience, development opportunity, changes in responsibilities and individual business performance.

Element	How It's Paid	Key Features
Salary	Cash (Fixed)	Provides a competitive fixed rate of pay relative to similar positions in the market and enables the Company to attract and retain critical executive talent • Based on job scope, level of responsibilities, individual performance, experience, and market levels of pay
Annual Cash Incentive	Cash (Variable)	Focuses executives on achieving annual financial goals that drive long-term stockholder value • 50% based on AOM, which measures the Company's profitability relative to the sales it generates • 50% based on FCF, which measures how much cash flow the Company generates (after capital expenditures) to allow the Company to pursue opportunities that enhance stockholder value

Long-Term Equity Incentive	Equity (Variable)	Provides incentives for executives to execute on longer-term financial goals that drive stockholder value creation and support the Company's retention strategy
		• We grant two thirds of the total value of the target long-term incentive opportunity using Performance Shares
		  • 50% based on eProducts Revenue Mix at the end of a three-year performance period
		  • 25% based on Cumulative FCF over a three-year performance period
		  • 25% based on Relative TSR measured over a three-year performance period
		• We grant one third of the value using Restricted Shares
		  • 50% vests on the second anniversary of the grant date; the remainder of the shares vest on the third anniversary of the grant date, provided that the recipient is still employed by the Company

The Decision-Making Process

The Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program for our NEOs. The Compensation Committee is comprised of independent, non-employee members of the Board. The Compensation Committee works very closely with its independent consultants and management to examine the effectiveness of the Company's executive compensation program throughout the year. The Compensation Committee's charter may be accessed at our website, www.borgwarner.com, and specifies details of the Compensation Committee's authority and responsibilities.

Our Compensation Committee also performs a strategic review of our executive officers' compensation at least annually, in addition to regular discussions at Compensation Committee meetings held throughout the year. Reflecting our intent to pay for performance, the Compensation Committee evaluates our compensation philosophy and objectives to ensure they align with our business strategies, competitive realities, and our Board's determination of what is in the best interests of stockholders. The Compensation Committee also considers feedback from our stockholders. After consideration of all of these data points, the Compensation Committee determines whether the compensation program: (i) meets these objectives, (ii) provides adequate incentives and motivation to our executive officers, and (iii) appropriately compensates our executive officers relative to comparable officers at other companies with which we compete for executive talent. For compensation decisions relating to executive officers other than our CEO, our Compensation Committee considers recommendations from our CEO.

The Summary Compensation Table on page 48 details the results of the Compensation Committee's 2021 strategic review and the corresponding compensation of our executive officers, including our CEO and CFO.

The Role of Management

The CEO submits his recommendations for compensation of non-NEO executives to the Compensation Committee. Additionally, members of our management team attend regular Compensation Committee meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. However, only the Compensation Committee members can vote on decisions regarding NEO compensation. The Compensation Committee also approves non-NEO executive officer compensation. The CEO does not participate in the deliberations of the Compensation Committee regarding his own compensation. Independent members of the Board make all final determinations regarding CEO compensation. This process (i) ensures that the Compensation Committee routinely receives and considers management input, (ii) provides transparency, and (iii) maintains committee oversight.

The Role of the Independent Compensation Consultant

Our Compensation Committee retained Pearl Meyer & Partners, LLC ("Pearl Meyer") as its independent compensation consultant. The Compensation Committee annually reviews its relationship with Pearl Meyer to ensure continued independence. The review process includes consideration of the factors impacting independence set forth in New York Stock Exchange rules. Pearl Meyer reports directly to the Compensation Committee and provides benchmarking data to the Corporate Governance Committee with respect to Board compensation.

Pearl Meyer regularly participates in Compensation Committee meetings and, in collaboration with the Compensation Committee, aids in determining the appropriate compensation program, design, levels, and peer groups for the Company.

The Role of Peer Groups

Compensation Peer Group: The Compensation Committee regularly assesses the market competitiveness of the Company's executive compensation program based on data from a comparator peer group (called "the compensation peer group"). The Compensation Committee reviews and determines the compensation peer group's composition on an annual basis, considering input from its independent compensation consultant and management. In evaluating and setting compensation, our Compensation Committee considers several factors including individual and business performance, internal equity, retention, the degree of alignment between the executive's job duties and the benchmarked job description, as well as an assessment of market practices. The benchmarking exercise is a useful tool that allows the Company to regularly review the market in which we compete for talent and provides credibility for our compensation program with our employees and stockholders.

The following companies comprise the 2021 compensation peer group:

3M Company	Eaton Corporation plc	PACCAR Inc.
Adient plc	Emerson Electric Co.	Parker-Hannifin Corporation
American Axle & Manufacturing Holdings, Inc.	Fortive Corporation	Rockwell Automation, Inc.
Aptiv PLC	Honeywell International Inc.	Stanley Black & Decker, Inc.
Autoliv, Inc.	Illinois Tool Works Inc.	Tenneco Inc.
Cummins Inc.	Lear Corporation	Textron Inc.
Dana Incorporated	Magna International Inc.	The Goodyear Tire & Rubber Company
Deere & Company	Navistar International Corporation	Trane Technologies plc
Dover Corporation	Oshkosh Corporation	

Performance Peer Group: For performance share grants in 2021, the Compensation Committee adopted the Automotive Parts & Supplier index performance peer group for purposes of measuring relative TSR. This performance peer group is more specific to the Company's current industry.

The following companies comprise this performance peer group:

Allison Transmission Holdings, Inc.	Fox Factory Holding Corp.	Modine Manufacturing Company
American Axle & Manufacturing Holdings, Inc.	Gentex Corporation	Standard Motor Products, Inc.
Aptiv PLC	Gentherm Incorporated	Stoneridge, Inc.
Autoliv, Inc.	Honeywell International Inc.	STRATTEC SECURITY CORPORATION
Commercial Vehicle Group, Inc.	Horizon Global Corporation	Superior Industries International, Inc.
Cooper-Standard Holdings Inc.	Illinois Tool Works Inc.	Tenneco Inc.
Dana Incorporated	LCI Industries	Visteon Corporation
Dorman Products, Inc.	Meritor, Inc.	

2021 Executive Compensation Program In Detail

Base Salary

We establish executives' base salaries taking into account the scope of the executive's responsibilities, time in position, individual experience, internal equity, individual performance, and business performance. When considering market competitive base salaries, we target the median level among our peer group companies, which we determine annually. We review base salaries annually and adjust as appropriate to align with market levels.

Based on the increased size and scope of BorgWarner after the 2020 Delphi Technologies acquisition, the Compensation Committee approved base salary adjustments for certain NEOs effective October 1, 2020. The Compensation Committee determined that there would be no changes to NEOs' base salaries for 2021.

NEO	2020 Year-End Salary Post Delphi Technologies	2021 Year-End Salary
Frédéric B. Lissalde	$1,260,000	$ 1,260,000
Kevin A. Nowlan	$ 800,000	$ 800,000
Joseph F. Fadool	$ 810,000	$ 810,000
Stefan Demmerle	$ 760,000	$ 760,000
Brady D. Ericson	$ 650,000	$ 650,000
Tonit M. Calaway	$ 650,000	$ 650,000

Management Incentive Plan

MIP is our cash-based, annual incentive plan for executives and is intended to drive executive behavior to accomplish key business strategies. MIP plays a critical role in our continued efforts to be a propulsion leader even as the automotive industry makes the significant shift to accelerate EV production. For this reason, management with the support of the Compensation Committee determined that all members of the senior leadership team should be on the same compensation plan which is directly tied to Company performance. The Compensation Committee will continue to refine MIP to be consistent with the Company's strategic priorities and ensure that senior management operates as one team with the same goals and objectives.

2021 MIP Target Award Opportunities

We express target bonus opportunities as a percentage of base salary and establish them based on the NEO's level of responsibility and ability to impact the Company's overall results. The Compensation Committee also considers market data in setting target award amounts. The 2021 target bonus opportunity for our NEOs ranged from 100% to 160% of base salary in accordance with market median total cash compensation. NEOs receive 50% of the target opportunity for achieving threshold performance and 200% of the target opportunity for achieving maximum performance or above, with results in between these levels linearly interpolated.

2021 MIP Performance Goals and Results

Each year, the Compensation Committee establishes threshold, target, and maximum performance goals for the Company and business segments at the beginning of the fiscal year. To establish these goals, the Compensation Committee considers the broader economic environment, industry conditions, and the Company's current guidance and past performance with respect to operating earnings and cash flow generation.

The Compensation Committee based performance under the 2021 MIP on the achievement of two pre-established financial performance metrics: AOM and FCF. The Compensation Committee selected these metrics because delivering strong operating income and efficient capital deployment that leads to cash flow generation are critical to our long-term success. AOM and FCF were weighted equally and calculated and defined as follows:

AOM% =	Adjusted Operating Income	÷	Net Sales

AOM%	Adjusted Operating Margin is defined as (a) U.S. GAAP Operating Income adjusted to eliminate the impact of restructuring expense; merger, acquisition, and disposition expense; other net expenses, discontinued operations; other gains and losses not reflective of the Company's ongoing operations; and any related tax effects, divided by (b) externally reported sales.

The Compensation Committee selected AOM because it:

- Is a historic indicator of the Company's primary internal performance metrics, which is measured and reported monthly by every manufacturing location globally;
- Supports the Company's longer-term goal of sustaining its historically strong margin profile;
- Has a high degree of correlation to improved stock price performance; and
- Is strongly connected to the determination of economic value.

FCF =	Operating Cash Flow	−	Capital Expenditures, including Tooling Outlays

FCF	Free Cash Flow is defined as (a) the net cash provided by operating activities minus (b) capital expenditures, including tooling outlays, and (c) adjusted for operating cash inflows or outflows not reflective of the Company's ongoing operations.

The Compensation Committee selected FCF because it places emphasis on driving strong cash flow performance, which supports the Company's ability to invest in future growth plans and to return value directly to stockholders.

The Compensation Committee set the 2021 target performance levels for AOM and FCF based on the Company's Board-approved annual budget, which was within our February 2021 guidance range for these metrics. The Compensation Committee set the maximum performance levels well above the high end of those ranges to require significant outperformance to achieve a maximum payout. The Compensation Committee also set threshold performance levels to allow a payout for performance below the target that was consistent with the outperformance required for a maximum payout.

The 2021 AOM and FCF performance targets and actual results were as follows:

	Performance Level			
Performance Metric	Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	Actual Results
AOM	9.9%	10.4%	10.9%	10.56%
FCF	$750 million	$850 million	$950 million	$866 million

For 2021, we delivered AOM of 10.56%, which was above target, and strong levels of Free Cash Flow at $866 million, which was also above target. As a result of this performance, the AOM portion of the award resulted in a payout of 132%. The FCF portion of the award resulted in a 116% payout. With a 50% weighting for each of the metrics, the Company's performance resulted in a combined payout of 124% under the 2021 MIP as illustrated below.

A schedule reconciling Adjusted AOM to Operating Income and Margin and FCF to Net Cash provided by operating activities is available in Appendix A.

2021 MIP Payouts

For our President and CEO, Frédéric Lissalde, this performance provided the following bonus payout.

MIP Result % of Target Bonus	=	AOM% 132% Payout as % of Target x 50%	+	FCF 116% Payout as % of Target x 50%	=	124%

Bonus Payout	=	Base Salary of $1,260,000	x	Target Percentage of Base Salary (160%)	x	MIP Result of 124% of Target Bonus	=	$ 2,499,840

NEO	MIP Payout as % of Target Based on Actual AOM Performance	MIP Payout as % of Target Based on Actual FCF Performance	Bonus Payout
Frédéric B. Lissalde	132%	116%	$2,499,840
Kevin A. Nowlan	132%	116%	$1,190,400
Joseph F. Fadool	132%	116%	$1,205,280
Stefan Demmerle	132%	116%	$1,130,880
Brady D. Ericson	132%	116%	$ 967,200
Tonit M. Calaway	132%	116%	$ 806,000

Long-Term Equity Incentives

We believe that long-term performance is driven through an ownership culture that rewards our executives for maximizing long-term stockholder value. Our long-term incentive plans provide participants with appropriate incentives to acquire equity interests in our Company and align their interests with the interests of our stockholders.

The Compensation Committee considers a mix of equity vehicles when granting long-term incentive awards. For 2021, we delivered two thirds of the total value of the target long-term incentive opportunity through performance shares and one third through restricted stock. We use a consistent methodology based on the market median for long-term incentives to determine the target dollar amount of the long-term incentive opportunity for each executive. We grant performance share awards and restricted stock in terms of a number of shares, and we convert the target dollar amount to a specific number of shares. We calculate this by using the average closing price of the Company's common stock for the last five trading days of the year preceding the date of grant, which coincides with the end of the prior performance period for performance shares.

2021 Performance Share Awards

The Compensation Committee designed the performance share awards for a select group of senior executives, including the NEOs, to provide a competitive payout at the end of a three-year performance period, with financial goals set at the beginning of each performance period. A new performance period begins each January 1 and ends three years later on December 31.

For the 2021-2023 performance cycle, the Compensation Committee changed the mix of performance metrics for purposes of earning performance shares to the following:

Performance Metric	Weighting	Definition
eProducts Revenue Mix	50%	Calculated as a percentage of the Company's total proforma Revenue in 2023 derived from eProducts*
Cumulative Free Cash Flow	25%	Operating Cash Flow less Capital Expenditures for the three-year period from 2021-2023
Relative Total Stockholder Return ("TSR")	25%	Determined by ranking the Company's three-year TSR among a peer group of companies (see the "performance peer group" on page 40)

* Total 2023 Revenue derived from eProducts will be divided by total company 2023 Revenue to calculate the metric "eProducts as % of Total Revenue" for 2023. Such Revenue will be subject to the following adjustments: (1) For any acquisitions completed during calendar year 2023, the full amount of 2023 eProducts revenue from the acquired company will be included in the numerator and the full amount of 2023 revenue from the acquired company will be included in the denominator (on a proforma basis), as though the acquisition had been completed on January 1, 2023; and (2) for any dispositions completed during calendar year 2023, the full amount of 2023 Revenue from the disposition will be excluded from the numerator (if applicable) and the denominator (on a proforma basis), as though the disposition had been completed on January 1, 2023.

The Compensation Committee established this mix to place more emphasis on delivering organic and inorganic growth to drive higher eProducts revenue and generating FCF in our core business to help fund investments in eProducts, while maintaining a balanced focus on long-term growth and stockholder value creation. Actual award payouts for each performance metric for the 2021-2023 performance cycle can range between 0% and 200% of target based on performance results as follows:

eProducts Revenue Mix

Performance Level	Achievement	Payout as a % of Target
Maximum	≥16.0%	200%
Target	12.0%	100%
Threshold	8.0%	50%
Below Threshold	<8.0%	0%

Cumulative FCF

Performance Level	Achievement	Payout as a % of Target
Maximum	≥$2.3 billion	200%
Target	$2.0 billion	100%
Threshold	$1.7 billion	50%
Below Threshold	<1.7 billion	0%

Relative TSR

Performance Level	Index Percentile Achievement	Payout as a % of Target
Maximum	≥75th	200%
	65th	160%
Target	50th	100%
	35th	55%
Threshold	25th	25%
Below Threshold	Below 25th	0%

2019-2021 Performance Share Awards Earned

For the 2019-2021 performance cycle, performance shares could be earned based on the achievement of two equally weighted measures: Relative TSR and Relative Revenue Growth. Results for the 2019-2021 performance cycle were as follows:

- **Relative TSR Payout for 2019-2021:** For the 2019-2021 performance cycle, the Company's TSR was at the 17th percentile of the performance peer group, which was below the threshold level for a payout resulting in no payout of TSR performance shares.

- **RRG Payout for 2019-2021:** For the 2019-2021 performance cycle, the Company's annualized revenue growth, excluding the impact of changes in currency values and merger, acquisition, and disposition activity (in the year in which the merger, acquisition, or disposition activity occurred), was 1.6%, while the weighted average annual vehicle production decreased by 5.7%. The resulting 7.3% outperformance relative to the market resulted in a 2019-2021 RRG performance share payout at 200% of target.

We detail below the shares that our NEOs earned, and we reflect them in the Option Exercises and Stock Vested table on page 52.

NEO	Total Stockholder Return		Relative Revenue Growth	
	Shares at Grant	Shares Earned	Shares at Target	Shares Earned
Frédéric B. Lissalde	71,550	0	71,550	143,100
Kevin A. Nowlan	0	0	0	0
Joseph F. Fadool	12,850	0	12,850	25,700
Stefan Demmerle	12,850	0	12,850	25,700
Brady D. Ericson	10,500	0	10,500	21,000
Tonit M. Calaway	11,750	0	11,750	23,500

Restricted Stock

Restricted stock awards incent and reward executives for improving long-term stock value and serve as a retention tool. Generally, we grant restricted stock in February and one-half of the shares that we grant will vest on the second anniversary of the grant date and the remainder of the shares that we grant will vest on the third anniversary of the grant date, in each instance provided that the recipient is still employed by the Company.

Treatment of Equity in the Event of a Change of Control

In response to stockholder feedback, the Company revised the terms of its equity plans starting in 2018 to subject all restricted stock and performance shares to double-trigger vesting (rather than single-trigger vesting) upon a change in control. Specifically, to the extent the successor or purchaser in a Change in Control transaction honors or assumes on an equivalent basis outstanding equity-based awards, these awards will not automatically be subject to accelerated exercisability, vesting or settlement upon the Change in Control. Rather, vesting will occur upon the participant's termination of employment if he or she is terminated by the Company (or its successor) without cause or if the participant terminates for good reason (assuming the participant has such right under an employment or other agreement) during the two-year period following the Change in Control.

If the successor or purchaser in the Change in Control transaction does not assume the awards or issue replacement awards, then upon the date of the Change in Control, restricted stock will become fully vested and performance shares will vest proportionately (based on the performance period up to the Change in Control date compared to the original performance period of the grant) with performance deemed to be satisfied at target.

Other Executive Compensation Practices, Policies, and Guidelines

Stock Ownership Guidelines

To promote equity ownership and align the interests of management and our stockholders, we have established stock ownership guidelines that outline our expectations for our executives to hold a significant and sustained long-term personal financial interest in the Company. The guidelines are as follows:

CEO	CFO	Business Presidents and Executive Vice Presidents
6X base salary	**3X** base salary	**2X** base salary

We expect executives to meet the guidelines within five years after appointment as an officer. Shares counted to meet the ownership guidelines include vested and non-vested restricted shares, vested performance share awards, and shares held by the executive under the Retirement Savings Plan and the Retirement Savings Excess Benefit Plan. The Compensation Committee also approved a holding requirement for officers who do not meet their ownership guideline; officers must hold at least 50% of any performance share awards or restricted shares that become vested until their ownership guideline is met. Our Compensation Committee reviews the ownership level for our CEO and all other persons covered under this guideline each year. As of March 18, 2022, each of our NEOs had met the level of ownership required or had more time to meet the guidelines.

Clawback Policy

Our Board adopted a policy setting forth procedures to recover payment in the event that an executive engages in any fraud or intentional illegal conduct that materially contributed to the need for a restatement of the Company's publicly filed financial results. Performance-based compensation received by the executive during the three-year period preceding the restatement will be subject to reduction or reimbursement to the Company at the Compensation Committee's discretion.

Short Sales, Pledging, and Hedging

Generally, our Insider Trading and Confidentiality Policy (the "Policy") prohibits our directors and employees from engaging in any transaction involving a put, call, or other option on BorgWarner securities, from selling any BorgWarner securities he or she does not own (i.e., "selling short"), from pledging any BorgWarner securities as collateral to secure personal loans or other obligations, and from engaging in hedging or monetization transactions involving BorgWarner securities. The types of hedging or monetization transactions prohibited by the Policy include the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds.

Executive Benefits and Perquisites

NEOs are eligible to participate in employee benefit plans on the same basis as other employees (such as medical, dental, and vision care plans; health care flexible spending accounts; life, accidental death and dismemberment, and disability insurance; employee assistance programs; and a defined contribution retirement plan, including a 401(k) feature). We provide the retirement plans that we describe on pages 52 and 53 to all employees to permit them to accumulate funds for retirement and to provide a competitive retirement package.

Our U.S.-based executives who exceed the limits under the qualified BorgWarner Inc. Retirement Savings Plan participate in the BorgWarner Inc. Retirement Savings Excess Benefit Plan, or Excess Plan. All of our NEOs received Company contributions under the Excess Plan in 2021. For further detail, see page 53 under the Non-Qualified Deferred Compensation section.

Executive perquisites for the U.S.-based NEOs are limited to a taxable annual perquisite allowance. We generally do not provide tax grossups on benefits or perquisites. NEOs may use Company aircraft for personal purposes in special circumstances as determined by the CEO, or by the CFO and Chief Compliance Officer if travel is by the CEO. Special circumstances in 2021 included efforts to reduce unnecessary in-person exposure to the COVID-19 virus consistent with public health directives and recommendations. On certain limited occasions, and consistent with Company policy, an NEO's spouse or other family member may accompany the NEO on a business trip in which Company aircraft is used. The Company does not incur any additional direct operating cost in such situations because there is no incremental cost associated with the additional traveler.

None of our NEOs participates in or has account balances in any of the Company-sponsored qualified or non-qualified defined benefit pension plans.

Change of Control Agreements

We have entered into Change of Control Employment Agreements ("COC Agreements"), with each of our NEOs and certain other executives. In establishing the COC Agreements, our Board determined that it is in the best interests of the Company and its stockholders to (i) maintain NEOs' continued dedication in the event of either a contemplated or actual change of control and (ii) provide two to three years of compensation to NEOs terminated in connection with a change of control so as to focus their attention on executing the transaction rather than the personal uncertainties and risks associated with such change of control.

COC Agreements: (i) do not provide for excise tax gross-up provisions, (ii) allow a portion of any benefit received in connection with a change of control to be attributable to a non-compete agreement to reduce the potential for the excise tax, and (iii) require an executive to forego a portion of change of control payments that could otherwise trigger excise tax if such reduction would be beneficial to the executive. See pages 53 and 54 for further details.

Each of our NEOs is eligible for severance benefits under the BorgWarner Inc. Transitional Income Plan, or TIP. We established the TIP to provide some financial protection to all U.S. salaried employees in the event that their employment is terminated for reasons beyond their control. The TIP benefit includes a lump sum payment that is based on length of service (with a maximum benefit of 26 weeks of base salary) and medical coverage. In no event would an NEO receive a payment under both the COC Agreement and the TIP.

Compensation Risk Management

Each year, the Compensation Committee oversees a risk assessment of the Company's executive compensation program. Based on its most recent review, the Compensation Committee concluded that our compensation program and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Our executive compensation program includes several features that mitigate unnecessary risk taking, including a balance of short- and long-term incentives, with long-term incentives comprising the majority of our executives' target compensation; a mix of performance metrics on our short- and long-term incentives; clawback provisions; and stock ownership.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986 as amended generally provides that a public corporation may not deduct for tax purposes compensation in excess of $1 million that it paid for any fiscal year to certain covered employees – generally including our NEOs.

In determining our executive compensation for 2021, we considered the tax deductibility of compensation as well as the goals of our compensation program, and we retained the flexibility to provide compensation that is consistent with our goals, even if such compensation would not be fully tax-deductible. Because many different factors influence a well-rounded, comprehensive executive compensation program, some of the compensation we provide to our executive officers is likely to be not fully deductible due to Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Deborah D. McWhinney Chair

Sara A. Greenstein **Dennis C. Cuneo** **Shaun E. McAlmont**
(as of February 2022)

The Compensation Committee Report does not constitute soliciting material. It is not considered filed by us and shall not be incorporated by reference into any of our other filings under the Securities Act or the Exchange Act unless we state otherwise.

Compensation Committee Interlocks and Insider Participation

During our last completed fiscal year, the voting members of our Compensation Committee were Dennis C. Cuneo, Shaun E. McAlmont, and Deborah D. McWhinney, Chair. None of these persons was an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or of any of its subsidiaries. None of these persons has any relationship requiring disclosure by the Company under Item 404 of Regulation S-K.

No executive officer of the Company served as a member of the Compensation Committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity one of whose executive officers served on the Compensation Committee or our Board. No executive officer of the Company served as a director of another entity, or as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of such other entity one of whose executive officers served on the Compensation Committee or our Board.

Executive Compensation Tables

Fiscal Year 2021 Summary Compensation Table

The following table sets forth information regarding compensation for our NEOs for the last three fiscal years:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Non-Equity Incentive Plan Compensation[2] ($) (f)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (g)	All Other Compensation ($) (h)	Total ($) (i)
Frédéric B. Lissalde President and Chief Executive Officer	2021	1,260,000	—	13,017,485	2,499,840	—	814,765	17,592,090
	2020	1,100,417	—	6,364,686	1,564,420	—	819,249	9,848,772
	2019	1,156,250	—	9,506,072	2,754,999	—	529,708	13,947,029
Kevin A. Nowlan Executive Vice President and Chief Financial Officer	2021	800,000	—	3,837,318	1,190,400	—	293,927	6,121,645
	2020	686,667	—	1,691,034	678,193	—	284,205	3,340,098
	2019	543,750	500,000	3,900,009	886,667	—	124,263	5,954,689
Joseph F. Fadool Vice President, President and General Manager, BorgWarner Emissions, Thermal and Turbo Systems	2021	810,000	—	3,945,083	1,205,280	—	274,443	6,234,806
	2020	703,750	—	1,691,034	694,328	—	248,196	3,337,308
	2019	739,155	—	1,709,339	970,939	—	191,352	3,610,785
Stefan Demmerle Vice President, President and General Manager, BorgWarner PowerDrive Systems	2021	760,000	—	3,477,210	1,130,880	—	220,533	5,588,623
	2020	582,250	—	1,492,146	572,903	—	215,871	2,863,170
	2019	547,500	—	1,709,339	805,154	—	167,394	3,229,387
Brady D. Ericson[3] Vice President, President and General Manager, BorgWarner Fuel Injection Systems and Aftermarket	2021	650,000	—	2,302,396	967,200	—	229,801	4,149,397
	2020	533,333	—	1,140,355	510,449	—	213,161	2,397,299
Tonit M. Calaway Executive Vice President, Chief Administrative Officer, General Counsel and Secretary	2021	650,000	—	2,398,377	806,000	—	226,969	4,081,346
	2020	546,004	—	994,484	488,509	—	214,981	2,243,978
	2019	563,613	—	1,561,540	871,009	—	201,879	3,198,041

[1] The aggregate values in column (e) reported for 2021, 2020, and 2019 represent the grant date fair market value ("FMV") of the awards noted in the Grants of Plan-Based Awards table. Assuming maximum performance levels are achieved for the Performance Share Plans, the maximum value of all stock performance share awards granted in 2021 would be $18,428,917 for Mr. Lissalde, $5,432,647 for Mr. Nowlan, $5,585,302 for Mr. Fadool, $4,922,079 for Mr. Demmerle, $3,259,382 for Mr. Ericson, and $3,395,533 for Ms. Calaway based on FMV at the time of grant.

[2] The values in column (f) reflect payments made under the MIP.

[3] Mr. Ericson was not an NEO in 2019; therefore, no data is included for that year.

All Other Compensation Table

The following table details, by category, the amounts reported above in the "All Other Compensation" column of the Summary Compensation Table for each of our NEOs. The chart below indicates the amount in each category for each of our NEOs:

Name (a)	Perquisite Allowance ($) (b)	Personal Use of Leased Vehicle ($) (c)	Personal Use of Company Aircraft ($) (d)	Registrant Contributions to Defined Contribution Plans[1] ($) (e)	Value of Dividends on Unvested Shares of Stock ($) (f)	French Benefit Allowance ($) (g)	Relocation Cost ($) (h)	Other[2] ($) (i)	Total of "All Other Compensation" ($) (j)
Frédéric B. Lissalde[3]	50,000	—	14,432	402,187	221,204	54,000	—	72,942	814,765
Kevin A. Nowlan	35,000	—	—	156,889	102,038	—	—	—	293,927
Joseph F. Fadool[1]	30,000	—	1,842	188,923	53,678	—	—	—	274,443
Stefan Demmerle	30,000	—	—	141,407	49,126	—	—	—	220,533
Brady D. Ericson	30,000	—	1,842	160,911	37,048	—	—	—	229,801
Tonit M. Calaway	30,000	—	7,474	120,024	36,732	—	32,739	—	226,969

[1] Amounts credited by the Company on behalf of its NEOs during 2021 pursuant to the provisions of the Retirement Savings Plan and the Retirement Savings Excess Benefit Plan.

[2] Includes dependent tuition fee reimbursement of $35,727 (of which $19,077 relates to a tax gross up) as well as a tax equalization payment of $32,668 for 2020 relating to Mr. Lissalde's foreign tax obligation.

[3] Mr. Lissalde is a French national working in the USA and receives a benefit allowance to enable him to maintain coverage in the French healthcare system.

[4] Perquisite Allowance for Mr. Fadool represents an allowance that was payable in 2021 but paid in February 2022.

Grants of Plan-Based Awards

The following table summarizes the grants of equity and non-equity plan awards to our NEOs in 2021:

Name (a)	Grant Date (b)	Estimated Possible Payout Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payout Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#) (i)	All Other Option Awards: Number of Securities Underlying Option (#) (j)	Exercise or Base Price of Option Awards ($/Share) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Frédéric B. Lissalde		1,008,000	2,016,000	4,032,000							
	3/29/2021[2]				78,168	178,670	357,340				9,214,459
	3/29/2021[3]							83,952			3,803,026
Kevin A. Nowlan		480,000	960,000	1,920,000							
	3/29/2021[2]				23,043	52,670	105,340				2,716,324
	3/29/2021[3]							24,746			1,120,994
Joseph F. Fadool		486,000	972,000	1,944,000							
	3/29/2021[2]				23,691	54,150	108,300				2,792,651
	3/29/2021[3]							25,440			1,152,432
Stefan Demmerle		456,000	912,000	1,824,000							
	3/29/2021[2]				20,878	47,720	95,440				2,461,040
	3/29/2021[3]							22,432			1,016,170
Brady D. Ericson		390,000	780,000	1,560,000							
	3/29/2021[2]				13,825	31,600	63,200				1,629,691
	3/29/2021[3]							14,850			672,705
Tonit M. Calaway		325,000	650,000	1,300,000							
	3/29/2021[2]				14,403	32,920	65,840				1,697,767
	3/29/2021[3]							15,466			700,610

[1] 2021 bonus opportunity under the MIP.

[2] 2021 Performance Share Grant: Value of grant = number of target shares times the Monte Carlo pricing on grant date of $45.30 and $70.39.

[3] 2021 Restricted Stock Grant: Granted same day as approved by the Compensation Committee of the Board of Directors. The shares will vest 50% on the second anniversary of the grant date and 100% on the third anniversary of the grant date. FMV at grant date = number of restricted shares times the closing stock price on March 29, 2021 of $45.30 in accordance with ASC Topic 718.

The equity awards reflected in the Grants of Plan-Based Awards table are granted under the BorgWarner Inc. 2018 Stock Incentive Plan ("the 2018 Plan"). Further details regarding our incentive plans can be found in our Compensation Discussion and Analysis on pages 32-47.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes all equity awards to our NEOs that remain either unexercised and/or unvested as of December 31, 2021:

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested[1] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) (i)	Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($) (j)
Frédéric B. Lissalde	—	—	—	—	—	183,537	8,272,013	396,738	17,880,959
Kevin A. Nowlan	—	—	—	—	—	100,986	4,551,439	111,918	5,044,122
Joseph F. Fadool	—	—	—	—	—	48,913	2,204,509	113,768	5,127,501
Stefan Demmerle	—	—	—	—	—	43,910	1,979,024	100,290	4,520,070
Brady D. Ericson	—	—	—	—	—	31,507	1,420,020	70,580	3,181,041
Tonit M. Calaway	—	—	—	—	—	31,357	1,413,260	68,230	3,075,126

[1] The values in column (g) represent the number of restricted shares of stock and/or stock units granted in 2019, 2020, and 2021 plus reinvested dividends and/or dividend equivalents that will vest on February 28, 2022, 2023, and 2024. The dollar value in column (h) is calculated using the closing stock price on December 31, 2021 of $45.07 per share.

[2] The values of columns (i) and (j) are comprised of performance share grants made under the BorgWarner Inc. 2018 Stock Incentive Plan, issued for the performance periods of 2020-2022 and 2021-2023. Column (i) represents the target potential payout for all outstanding unearned 2020-2022 total shareholder return (TSR) shares and earnings per share (EPS) shares, 2021-2023 eProducts Revenue Mix shares, and 2021-2023 Cumulative Free Cash Flow shares, as well as the maximum potential payout for outstanding unearned 2020-2022 Relative Revenue Growth and 2021-2023 TSR shares, that would be paid out at the end of each performance period. The payout levels of the shares shown at target levels were determined because actual performance over the most recent period was at or below 100% of the target level. The payout levels of the shares shown at maximum levels were determined because actual performance over the most recent period was above 100% of the target level. Column (j) represents the number of performance shares in column (i) times the closing stock price of $45.07 on December 31, 2021. Actual future payouts will depend on several factors, including (i) the number of performance shares that are earned, as determined after the end of the performance period based on the level at which the applicable performance goals have been achieved, as described on pages 43-44; and (ii) the FMV of stock, as defined in the 2018 Plan.

Regarding adjustments to shares, in the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, extraordinary distribution with respect to the stock or other change in corporate structure affecting the stock, our Compensation Committee or our Board shall make such substitution or adjustments in the aggregate number, kind and option price of shares or adjustments in the consideration receivable upon exercise as it may be necessary to avoid dilution.

Option Exercises and Stock Vested

The following table summarizes all option exercises and stock vestings by our NEOs during 2021:

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized On Exercise ($) (c)	Number of Shares Acquired on Vesting[1] (#) (d)	Value Realized On Vesting[2] ($) (e)
Frédéric B. Lissalde	—	—	185,746	8,368,587
Kevin A. Nowlan	—	—	24,944	1,122,480
Joseph F. Fadool	—	—	35,663	1,606,634
Stefan Demmerle	—	—	35,607	1,604,114
Brady D. Ericson	—	—	29,417	1,325,235
Tonit M. Calaway	—	—	32,689	1,472,650

[1] Number of "shares" disclosed in column (d) represents the total number of relative total stockholder return and relative revenue performance shares earned for the 2019-2021 performance period and paid in 2022, the total number of shares of restricted stock granted in 2018 as to which restrictions lapsed in 2021, and the total number of shares of restricted stock granted in 2019 as to which restrictions lapsed in 2021.

[2] Amount in column (e) is equal to the number of total stockholder return and relative revenue performance shares earned multiplied by $45.07, which was the closing stock price at the end of the performance period on December 31, 2021, the FMV of the shares of restricted stock granted in 2018 as to which restrictions lapsed and were paid in 2021, the FMV of the shares of restricted stock granted in 2019 as to which restrictions lapsed and were paid in 2021.

Pension Benefits

None of our NEOs participate or has account balances in any of the Company-sponsored qualified or non-qualified defined benefit pension plans. Accordingly, we have not included a Pension Benefits table.

Our NEOs are eligible to participate in our Retirement Savings Plan, or RSP, our tax-qualified defined contribution plan. This plan, which is available to all U.S. salaried and hourly employees, allows our NEOs to take advantage of current tax-advantaged opportunities for accumulating future retirement income. The RSP is comprised of two primary components: a Company Retirement Account and a Savings Account with a match feature. In the Company Retirement Account, the Company makes a contribution to the employee's account each pay period based on years of service and eligible pay. For the majority of employees, including our NEOs, this ranges from 4% to 6% of compensation up to the Social Security wage base and from 8% to 11.5% of compensation above the Social Security wage base. In the Savings Account, participants may make contributions to the plan of 1% to 70% of their eligible earnings on a before-tax and/or after-tax basis (up to the statutorily prescribed annual limit on pre-tax contributions under the Internal Revenue Code ("IRC")). The Company matches 100% of the first 3% of the employee's pre-tax contributions. Participant contributions are held in trust as required by law. All employee contributions are 100% vested when contributed. The first 3% of compensation contributed to the Company Retirement Account vests immediately and any other employer contributions vest 100% after three years of service.

Non-Qualified Deferred Compensation

The following table shows the non-qualified deferred compensation activity for our NEOs during 2021.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)[1]	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)[2]
Frédéric B. Lissalde	—	367,491	82,691	—	1,308,694
Kevin A. Nowlan[3]	—	130,701	21,151	—	347,023
Joseph F. Fadool	—	157,863	219,747	—	1,655,737
Stefan Demmerle	—	114,719	117,741	—	1,102,757
Brady D. Ericson	—	126,215	318,472	—	2,047,874
Tonit M. Calaway	—	93,336	67,615	—	639,731

[1] The amounts shown in this column represent benefits earned under the Defined Contribution Retirement Savings Plan, which amounts also appear in the "All Other Compensation" column in the 2021 Summary Compensation Table for fiscal 2021.

[2] The amount shown in this column in excess of the sum of the amounts from the preceding columns includes $858,512 for Mr. Lissalde, $195,171 for Mr. Nowlan, $1,278,127 for Mr. Fadool, $870,297 for Mr. Demmerle, $1,603,187 for Mr. Ericson, and $478,780 for Ms. Calaway that was previously reported in the Summary Compensation Table for years prior to fiscal 2021.

[3] All amounts subject to vesting and forfeiture prior to April 1, 2022.

The Excess Plan is an unfunded, non-qualified retirement plan, which keeps certain highly compensated U.S. employees whole with regard to Company contributions that are otherwise limited under the RSP by IRC provisions. Participation is automatic once these limits are reached in a plan year. The contributions vest in the same manner as under the RSP. Distributions are made following a participant's separation from service, with distributions attributable to amounts earned or vested before January 1, 2005 distributed within 30 days of participant's separation from service and amounts earned or vested after December 31, 2004 distributed in the seventh month following the month in which the participant's separation from service occurs. No in-service withdrawals or loans are available.

Excess Plan balances are invested in the same investment choices that are selected by the participants under the RSP. As these plans are unfunded, no money is actually invested. Rather, a notional account is maintained which mirrors the returns of these investments.

Potential Payments Upon Termination or Change of Control

The following table shows the post-employment payments that would be paid to each of our NEOs upon or following certain change of control related events. The calculations assume each NEO's employment is terminated on December 31, 2021. For purposes of the calculations, the closing stock price on the last business day of 2021 ($45.07) was used to determine the market value of restricted stock and performance shares.

Name (a)	Payment Triggering Events in Connection with a Change of Control[1]				
	Change of Control only[2] ($) (b)	Involuntary Termination		Voluntary Termination	
		with Cause ($) (c)	without Cause[3] ($) (d)	with Good Reason[3] ($) (e)	without Good Reason[4] ($) (f)
Frédéric B. Lissalde	—	—	34,314,275	34,314,275	1,754,522
Kevin A. Nowlan	—	—	13,286,381	13,286,381	782,430
Joseph F. Fadool	—	—	12,378,335	12,378,335	774,039
Stefan Demmerle	—	—	10,889,466	10,889,466	647,165
Brady D. Ericson	—	—	8,454,838	8,454,838	514,256
Tonit M. Calaway	—	—	7,213,253	7,213,253	591,077

[1] The amounts disclosed in the table above do not include life or disability insurance benefits or vested benefits under the qualified RSP or under the TIP, as these benefit plans are available to all U.S.-based salaried employees. The provisions of each plan would determine the timing and method of payments made under the above scenarios.

[2] No amounts are shown in this column based on the assumption that the successor in a Change in Control transaction honors or assumes outstanding equity-based awards. Please refer to page 45 for a description of the equity treatment on a Change in Control.

[3] For all Named Executive Officers, includes cash severance payment based on two or three times the average of base salary plus bonus, prorated payment based on an average of past bonuses for year of termination, value of unvested restricted stock, value of unvested performance shares, retirement benefit based on two or three times the 2021 Company contributions to the RSP, value of welfare benefits (i.e. health care, life insurance, and disability insurance coverage) for 18 months, and outplacement services. Amounts do not reflect any impact from the potential imposition of any excise tax.

[4] Includes prorated payment based on an average of past bonuses for year of termination.

Change of Control Employment Agreements

We have entered into COC Agreements with each of our NEOs. The COC Agreements do not include excise tax gross-up provisions. They also allow a portion of any benefit received in connection with a change of control to be attributable to a non-compete agreement in order to reduce the potential for the excise tax.

Below is a general description of the material terms and conditions of our COC Agreements.

In the event that an NEO terminates employment for good reason, or the Company terminates an NEO's employment with the Company without cause, within two to three years of a change of control or in anticipation of a change of control, the NEO is entitled to the following:

- A lump sum cash amount equal to two to three times his or her annual base salary and average annual bonus for the most recent three years
- A lump sum cash amount based on a prorated portion of the average of past bonuses for the portion of the year up to the date of termination
- A lump sum cash amount equal to two to three times the Company's retirement contributions that would have been made on his or her behalf in the first plan year ending after termination of employment
- Continuation of medical, dental, and life insurance benefits for 18 months
- Outplacement services at a cost not to exceed $40,000

Executives forego a portion of change of control payments that could otherwise trigger IRC Section 4999 excise taxes, as the tax will not be "grossed-up" under the COC Agreement, if such reduction in change in control payments would be beneficial to the executive.

"Change of control" generally means (a) the acquisition by any party of beneficial ownership of 20% or more of either (i) the then outstanding shares of our common stock, or (ii) the combined voting power of our then outstanding voting securities entitled to vote generally in the election of our directors, (b) a change in the majority of our Board, (c) a major corporate transaction, such as a merger or sale of substantially all of our assets, which results in a change in the majority of our Board of Directors or a majority of stockholders, or (d) a complete liquidation or dissolution of the Company.

"Cause" generally means the willful and continued failure of the executive to perform substantially the executive's duties or the willful engaging by the executive in illegal conduct or gross misconduct materially injurious to us.

"Good reason" generally means the diminution of responsibilities, authority or duties, our failure to comply with compensation or benefit provisions, transfer to a new work location more than 35 miles from the executive's previous work location, a purported termination of the COC Agreement by us other than in accordance with the COC Agreement, or our failure to require any successor to us to comply with the COC Agreement.

Terminations Not Related to a Change of Control

In the event of an involuntary termination without cause not in connection with a change of control, no additional payments are required to be made to NEOs except under the TIP, which applies to all U.S. salaried employees. Benefits provided under the TIP include a lump sum payment of up to six months' base salary plus payment of healthcare, dental, and vision benefit premiums required under COBRA for six months.

In the event of termination of employment by retirement not in connection with a change of control, no additional payments are made to NEOs.

CEO Pay Ratio

For 2021, we estimate the ratio of our CEO's total compensation to our median employee's total compensation as 554 to 1.

The median employee used for 2021 was the same median employee used in 2020 (an employee located in Poland), as there were no changes to our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure. The employee was identified in 2020 by ranking the total cash compensation of our worldwide employees (other than our CEO and excluding certain employees under a 5% "de minimis exception" as described below) who were employed by us or our affiliates on December 31, 2020. The total number of employees included in the median employee determination was 44,638, of which 38,071 were employed outside of the U.S. As permitted by the SEC's rules, we excluded a total of 2,075 employees in non-U.S. locations reflecting 1,083 employees in Turkey and 992 employees in India. Such exclusions reflected less than 5% of our total employee population. The total number of our U.S. employees irrespective of the de minimis exception was 6,567 and the total number of our non-U.S. employees irrespective of the de minimis exception was 35,996. Total cash compensation included base wages, overtime pay, annual bonuses, and any cash allowances paid to employees.

The median employee's 2021 total compensation was $31,740 and was calculated under the methodology employed for calculating Total Compensation in the Summary Compensation Table and compared to our CEO's 2021 compensation to determine the ratio. For this purpose, we converted the median employee's compensation into U.S. dollars using an exchange rate based on 4.11 PLN to 1 USD. Our CEO's total annual compensation, calculated on the same basis, was $17,592,090, producing a pay ratio of 554:1. Given the different methodologies that various public companies use to determine an estimate of their pay ratio, as well as differences in business models and workforce strategies, the estimated ratio reported above should not be used as a basis for comparison between companies.

Director Compensation

The following table details the compensation earned by each non-employee director who served on the Board in 2021. After review of non-employee director compensation, including Pearl Meyer's market study of peer company compensation, and taking into account the increased size of the Company following our acquisition of Delphi Technologies, the Board increased the non-employee director annual cash retainer for board service from $110,000 to $125,000 and annual equity compensation from $130,000 to $150,000 and increased the Non-Executive Chair's annual cash retainer from $280,900 to $311,000. The compensation levels for our Board are at the 50th percentile compared to our peers. Directors who are employees of BorgWarner are not compensated for their service on the Board:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards[1] ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)	Aggregate Number of Outstanding Stock and Option Awards[2] (#) (i)
Nelda J. Connors	127,500	150,000	—	—	—	315	277,815	3,006
Dennis C. Cuneo	144,000	150,000	—	—	—	420	294,420	3,006
Sara A. Greenstein[3]	18,056	—	—	—	—	153	18,209	—
David S. Haffner[4]	127,000	150,000	—	—	—	420	277,420	3,006
Michael S. Hanley	154,000	150,000	—	—	—	420	304,420	3,006
Paul A. Mascarenas	134,500	150,000	—	—	—	420	284,920	3,006
Shaun E. McAlmont	126,000	150,000	—	—	—	420	276,420	3,006
John R. McKernan, Jr.[5]	40,667	—	—	—	—	2,041	42,708	—
Deborah D. McWhinney	142,500	150,000	—	—	—	315	292,815	3,006
Alexis P. Michas	300,967	150,000	—	—	—	420	451,387	3,006
Vicki L. Sato[5]	44,667	—	—	—	—	2,172	46,839	—

[1] The values in column (c) reported for 2021 represent the grant date fair market value of the restricted stock award granted on April 28, 2021. (FMV at grant date = number of restricted shares times the closing stock price on April 28, 2021 of $50.46.)

[2] Aggregate number of outstanding shares of restricted stock and outstanding vested and unvested stock options at fiscal year-end only, including dividends.

[3] Sara A. Greenstein joined the board on November 9, 2021.

[4] David S. Haffner elected to defer his 2021 retainer.

[5] Directors McKernan and Sato completed their service on the Board at the April 28, 2021 Annual Meeting of Stockholders.

Annual compensation for our non-employee directors for 2021 was comprised of the following components: annual cash retainer and equity compensation consisting of restricted stock for board service, and retainers for committee service. Our non-employee directors were not granted any stock option awards and did not receive any non-equity incentive plan compensation for 2021.

In 2021, non-employee directors' target annual cash retainer for board service was $125,000 and annual equity compensation was $150,000 worth of restricted stock. Committee members received annual retainers as follows for each committee on which they served: $6,000 for the Corporate Governance Committee; $9,000 for the Compensation Committee, and $7,500 for the Audit Committee. Chairs of the committees received the following additional annual retainers for their service to the committees in view of their commitment of additional time to their oversight of the committees: $6,000 for Corporate Governance, $9,000 for Compensation, and $17,500 for Audit. The Non-Executive Chair's total compensation was targeted to be $466,000 consisting of an annual cash retainer of $311,000 and an equity retainer of $150,000 granted in restricted stock. Board and standing committee meeting attendance fees are not paid. Non-employee directors are paid up to $1,000 per day for their attendance requested by the Company at meetings or events not associated with board or committee meetings. Additional compensation arrangements may be made if special committees are convened, though none are planned at this time. The stock ownership expectation of non-employee directors is an amount equivalent to five times the amount of the annual cash retainer for board service within five years of joining the Board thereafter. All of our directors met the stock ownership guidelines as of January 1, 2022 or were appropriately progressing toward meeting them.

Ratification of Selection of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, its member firms, and their respective affiliates (collectively, "PwC"), an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2021 and the effectiveness of our internal control over financial reporting as of December 31, 2021. The Audit Committee has selected PwC to serve as our independent registered public accounting firm for the 2022 fiscal year, and the Audit Committee is presenting this selection to stockholders for ratification. Representatives of PwC will be present at the Annual Meeting to respond to stockholders' appropriate questions, and will have an opportunity, if they desire, to make a statement.

If the stockholders do not ratify the engagement of PwC at the Annual Meeting, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the selection for 2022 will stand unless the Audit Committee finds other good reason for making a change.

To ratify the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2022, the votes cast "for" this proposal must exceed the votes cast "against" it. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes (if any) do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Unless you specify otherwise in your proxy, the persons you have appointed will vote your shares "FOR" ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2022.

RECOMMENDATION

Our Board recommends a vote **"FOR"** the ratification of PwC as the Independent Registered Public Accounting Firm.



Fees Paid to PwC

The aggregate fees billed to us for the years ended December 31, 2021 and 2020 by PwC for professional services were as follows:

All amounts, including in footnotes, in thousands	2021 ($000)	2020 ($000)
Audit fees	12,676	14,526
Audit-related fees[1]	46	16
Tax fees[2]	5,532	4,506
All other fees[3]	1,424	769
Total	19,678	19,817

[1] Includes fees related to other attestation services.

[2] Includes fees connected with tax compliance, tax audit assistance, and tax planning. In 2021, the tax compliance fees were $1,896, the tax audit assistance fees were $225, and the tax planning fees were $3,411.

[3] Includes fees associated with the provision of technical advice related to operational aspects of certain employee benefit plans and license fees.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures for pre-approving all services provided by the independent registered public accounting firm, including the fees and terms of such services. These procedures include reviewing detailed back-up documentation. The documentation includes a description of, and a budgeted amount for, particular categories of services that are recurring in nature and therefore anticipated at the time that the budget is submitted. Audit Committee approval is required to exceed the pre-approved amount for a particular category of audit services, audit-related services or tax-services, and to engage the independent registered public accounting firm for any non-audit services not included in those pre-approved amounts. For these types of pre-approval, the Audit Committee considers whether such services are consistent with the rules on auditor independence promulgated by the SEC and the PCAOB. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, based on such reasons as the auditor's familiarity with the Company's business, people, culture, accounting systems, risk profile, and whether the services enhance the Company's ability to manage or control risks and improve audit quality. The Audit Committee may form, and delegate pre-approval authority to, subcommittees consisting of one or more members of the Audit Committee, and such subcommittees must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All services provided by the independent registered public accounting firm in 2021 were pre-approved by the Audit Committee.

Report of the BorgWarner Inc. Audit Committee

Management of the Company is responsible for the preparation, presentation, and integrity of the Company's consolidated financial statements and for the effectiveness of internal control over financial reporting. Management and the Company's internal auditing department are responsible for maintaining its accounting and financial reporting principles and internal controls and procedures designed to maintain compliance with accounting standards and applicable laws and regulations. PwC was the independent registered public accounting firm for the Company in 2021 and was responsible for performing independent audits of the Company's consolidated financial statements and of the design and effectiveness of internal control over financial reporting, and expressing an opinion on (1) the conformity of the financial statements with accounting principles generally accepted in the United States of America ("GAAP") and (2) the effectiveness of internal control over financial reporting based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Audit Committee is directly responsible for the selection, appointment, compensation, retention, and oversight of the independent registered public accounting firm. In conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit Committee and its Chair are involved in the selection of PwC's new lead engagement partner.

In the performance of its oversight function, the Audit Committee has reviewed and discussed with management and PwC the audited consolidated financial statements for the year ended December 31, 2021. The Audit Committee also has discussed with PwC the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301 "Communications with Audit Committees." The Audit Committee received from PwC the written disclosures and the letter required by applicable standards of the PCAOB regarding the independent registered accountant's communications with the Audit Committee concerning independence and has discussed with PwC their independence. The Audit Committee has concluded that PwC's provision of audit and non-audit services to the Company is compatible with their independence.

The Audit Committee discussed with PwC the overall scope and plans for their audit. The Audit Committee met with PwC, with and without management present, to discuss the results of their audits, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. In addition, the Audit Committee provided guidance and oversight to the internal audit function, including the audit plan, and results of internal audit activity. The Vice President of Internal Audit has direct access to the Audit Committee to discuss any matters desired, and the Vice President of Internal Audit presented an update of internal audit activity at each regularly scheduled Audit Committee meeting.

The members of the Audit Committee are not full-time employees of the Company and are not performing the functions of auditors or accountants. It is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent registered public accounting firm. Accordingly, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with GAAP, or that the Company's independent registered public accounting firm is "independent."

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee that are described above and in the Audit Committee's charter, the Audit Committee recommended to our Board that the audited consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 for filing with the SEC. PwC has been retained as the Company's independent registered public accounting firm continuously since their initial engagement in December 2008 for the audit of the 2009 financial statements. The members of the Audit Committee and our Board recommend the continued retention of PwC to serve as the Company's independent registered public accounting firm for 2022.

BORGWARNER INC. AUDIT COMMITTEE

Michael S. Hanley Chair

Nelda J. Connors   **Sara A. Greenstein**   **Paul A. Mascarenas**   **Deborah D. McWhinney**
(as of February 2022)

The Audit Committee Report does not constitute soliciting material. It is not considered filed by the Company and shall not be incorporated by reference into any of its other filings under the Securities Act or the Exchange Act unless we state otherwise.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 9, 2022, certain information regarding beneficial ownership of common stock by those persons and entities that are known to the Company as beneficially owning more than five percent of the Company's common stock.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	25,561,204[a]	10.7%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	23,405,959[b]	8.3%

[a] Pursuant to a Schedule 13G/A dated February 9, 2022 on behalf of The Vanguard Group indicating that it had sole dispositive power for 24,587,669 shares, shared dispositive power for 973,535 shares, and shared voting power for 388,771 shares.

[b] Pursuant to a Schedule 13G/A dated February 1, 2022 on behalf of BlackRock, Inc., indicating that it had sole voting power for 19,758,337 shares and sole dispositive power for 23,405,959 shares.

The following table sets forth, as of March 1, 2022, certain information regarding the beneficial ownership of common stock by each person who was a director of the Company at December 31, 2021, each nominee for election as a director, each executive officer named in the Summary Compensation Table, and the directors and executive officers of the Company as a group.

Name of Beneficial Owner	Amount and Nature of Stock Ownership[a]	Percent of Class
Frédéric B. Lissalde	365,911	*
Kevin A. Nowlan	114,370	*
Tonit M. Calaway	68,170	*
Nelda J. Connors	2,973	*
Dennis C. Cuneo[b]	36,332	*
Stefan Demmerle	150,340	*
Brady D. Ericson	85,530	*
Joseph F. Fadool	154,776	*
Sara A. Greenstein	0	*
David S. Haffner	8,806	*
Michael S. Hanley	15,925	*
Paul A. Mascarenas	13,566	*
Shaun E. McAlmont	2,973	*
Deborah D. McWhinney	13,119	*
Alexis P. Michas	76,120	*
All directors and executive officers of the Company (21 persons)	1,306,187	*

* Represents less than one percent.

[a] Includes all shares with respect to which each officer or director directly, or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares or to dispose or to direct the disposition of such shares.

[b] Includes 10,000 shares held by The DCC Trust.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers, directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of the Company's common stock. Such officers, directors, and persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file with the SEC.

One Form 4 was filed one business day late on behalf of Stefan Demmerle, with respect to one sales transaction, due to delays attributable to Dr. Demmerle's investment brokers. Otherwise, based on information provided to the Company by each director and executive officer, the Company believes all beneficial ownership reports required to be filed in 2021 were timely.

Code of Ethics

The Company has long maintained a Code of Ethical Conduct, updated from time to time, which is applicable to all directors, officers, and employees of the Company. In addition, the Company has adopted a Code of Ethics for CEO and Senior Financial Officers which applies to the Company's CEO, CFO, Treasurer, and Controller. Each of these codes is posted on the Company's website at www.borgwarner.com/investors/corporate-governance. We intend to disclose any amendments to, or waivers from, a provision of our Code of Ethical Conduct or Code of Ethics for CEO and Senior Financial Officers on our website within four business days following the date of any amendment or waiver.

Amendment to Our Restated Certificate of Incorporation to Allow 10% of Our Shares to Request a Record Date to Initiate Stockholder Written Consent

The 2021 Proxy Statement included a stockholder proposal from a stockholder, John Chevedden, to take the steps necessary to enable 10% of shares to request a record date to initiate stockholder written consent (the "2021 Stockholder Proposal"). At the 2021 Annual Meeting of Stockholders, 50.06% of the shares cast voted in favor of the 2021 Stockholder Proposal.

BorgWarner values the input and insights of our stockholders and is committed to continued engagement with our investors. After careful consideration of the feedback we heard from our stockholders, and in accordance with results of the vote on the 2021 Stockholder Proposal, our Board is proposing, for approval by our stockholders, an amendment to our Restated Certificate of Incorporation to permit a holder (or group of holders) of at least 10% percent of our outstanding common stock to request that a record date be fixed to initiate a stockholder written consent. Currently, only our Board and a holder (or group of holders) of at least 20% of our outstanding common stock may request that a record date be fixed to initiate a stockholder written consent. Our Board believes that the proposed Restated Certificate of Incorporation amendment enhances our stockholders' rights.

Our Board is strongly committed to good corporate governance practices and enhancing stockholders' rights and believes the proposed Restated Certificate of Incorporation amendment is in the best interests of the Company and our stockholders.

This description of the proposed Restated Certificate of Incorporation amendment is a summary and is qualified by and subject to the full text of the proposed Restated Certificate of Incorporation amendment, which is attached to this Proxy Statement as Appendix B.

RECOMMENDATION

Our Board recommends a vote **"FOR"** the amendment to our Restated Certificate of Incorporation.



PROPOSAL 5

Stockholder Proposal to Change Share Ownership Threshold to Call a Special Meeting of Stockholders

We have been advised that a stockholder, John Chevedden, intends to present the following stockholder proposal at our Annual Meeting. We will furnish the address and share ownership of the proponent promptly upon written or oral request. The proposal will be voted on at the Annual Meeting if the proponent or a qualified representative is present at the meeting and submits the proposal for a vote. The text of the proposal and the supporting statement appear below exactly as received by us. The proposal may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all of those assertions. The Company disclaims responsibility for the accuracy and content of the proposal and supporting statement. Following the proposal are the Company's reasons for opposing the proposal.

Proposal 5 – Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

One of the main purposes of this proposal is to give shareholders the right to formally participate in calling for a special shareholder meeting regardless of their length of stock ownership to the fullest extent possible.

Under the current BorgWarner rule shareholders calling for a special shareholder meeting must own a theoretical 20% of stock outstanding. This theoretical 20% translates into 24% of the shares that vote at our annual meeting. It would hopeless to try to get the backing of the shares that do not have time to vote at the annual meeting.

The shares owned for less than a full continuous year are excluded and all shares not held long are excluded. Thus the face value of 20% transitions into 24% of shares that vote at the annual meeting, and the next bump is excluding shares held less than a year and the next bump is shares not held long. So the bumps go from 20% to 24% to 33% to almost 40%.

Thus the owners of 20% of shares, qualified to call for a special shareholder meeting, could determine that they own 40% of shares that vote at the annual meeting when they add in their shares not owned for a full year and shares not held long.

An in practice 40% stock ownership threshold just to call a special shareholder meeting is nothing for management to brag about.

This is all the more egregious when BWA shareholders do not have a practical right to act by written consent. BorgWarner shareholders gave impressive 62% support for a shareholder right to act by written consent in 2017. In return BWA gave shareholders a so-called right that only gives shareholders a dilemma. In order to act by written consent 20% of shares must surrender their contact information to management to reach the ministerial milestone of obtaining a record date from management.

Thus is easier than shooting fish in a barrel for BWA management to defeat an attempt for shareholders to act by written consent. The owners of 20% of stock must more than double their base or a written consent attempt is a lost cause. Meanwhile management can go to the corporate war chest and hire professional proxy solicitors to pester the base of 20% of shares to revoke their written consent.

Please vote yes:

Special Shareholder Meeting Improvement - Proposal 5

MANAGEMENT RECOMMENDATION AND RESPONSE

Our Recommendation and Response

The Board of Directors unanimously recommends that stockholders vote against Proposal 5 which seeks to reduce the ownership threshold for stockholders to call a special meeting of stockholders from 20% to 10% and to eliminate the requirement that stockholders must have held shares for one continuous year to participate in the call.

The proposal seeks to change key terms of a right that stockholders supported and that BorgWarner implemented. In 2016, BorgWarner stockholders approved, with approximately 98.6% of the shares voting on the matter voting in favor, a Board-submitted proposal to amend our Certificate of Incorporation to allow stockholders holding an aggregate of at least 20% of the total voting power of the outstanding shares of our common stock that have held the shares for one continuous year to call a special meeting of stockholders. This change was put in place following discussions with our stockholders in response to a stockholder proposal in 2015.

Our current ownership threshold of 20% provides stockholders owning a meaningful percentage of shares with the right to call a special meeting, while maintaining procedural safeguards against abuse by one stockholder or a small minority of stockholders, corporate waste and disruption. Our existing special meeting right strikes the appropriate balance between enhancing the rights of stockholders and protecting against the risk that one stockholder or a small minority of stockholders – some of whom may not be invested in the company for the long-term – will pursue special interests that are not in the best interests of our stockholders as a whole. This includes the provision that only stockholders who have held shares for one continuous year are permitted to participate in the call for a special meeting of stockholders, which we believe aligns the interests of the company with those of its longer-term stockholders.

BorgWarner is committed to strong corporate governance and stockholder engagement which ensure Board accountability and promote long-term stockholder value. BorgWarner stockholders have meaningful rights and abilities to provide input into the company's governance practices and to engage directly with our Board of Directors and senior management team throughout the year, including at our annual meeting. This past year, a stockholder proposal calling for a reduction in the threshold of stockholders to request a record date to initiate stockholder written consent passed at our annual meeting. Over the subsequent months, we met with 36 of our top stockholders representing approximately 64% of our outstanding shares (as of September 30, 2021) to solicit their views on the most effective way to be responsive to the stockholder proposal. As a result of those discussions, the Board has elected to ask stockholders to consider a management-sponsored proposal to reduce that threshold as the stockholder proposal requested.

In these discussions, we also raised with our stockholders whether they felt that lowering the current threshold for calling a special meeting of stockholders from 20% to 10% was appropriate given our existing governance profile. The feedback received in these meetings reinforced the view of the Board that our current threshold continues to be appropriate.

More broadly, our corporate governance practices, in addition to giving stockholders the right to call special meetings and to act by written consent, provide for annual election of directors subject to a majority voting standard, a market-standard proxy access stockholder right, and no supermajority voting provisions.

The 20% threshold and continuous ownership requirement are appropriate given our stockholder base. We believe the 20% threshold to call a special meeting of stockholders and the requirement that stockholders must have held shares for one continuous year to participate in the call balance the interests of our stockholders and the appropriate use of company resources. We believe the proposed 10% threshold is too low. Because of the composition of our stockholder base, a single stockholder would be able to reach the proposed threshold, which could cause the Company to expend all of the cost and company resources associated with a special meeting despite there not being broad interest among fellow stockholders to hold the meeting.

BorgWarner believes its current 20% threshold is in line with or exceeds broader market practice. More importantly, the current threshold reflects the will of an overwhelming majority of stockholders as demonstrated by the 2016 vote on this very subject.

The Board believes the interests of our stockholders will be best served by maintaining the 20% ownership threshold to call a special meeting and the requirement that stockholders must have held shares for one continuous year to participate in the call and, therefore, that a vote against this proposal is warranted.

OUR BOARD RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

RECOMMENDATION

Our Board recommends a vote **"AGAINST"** the stockholder proposal to change the share ownership requirement to call a special meeting of stockholders.



Other Information

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of BorgWarner Inc. for the Company's 2022 Annual Meeting of Stockholders to be held at our world headquarters located at 3850 Hamlin Road, Auburn Hills, Michigan, 48326 on Wednesday, April 27, 2022 at 9:00 a.m., local time, or at any adjournment or postponement thereof.

Internet Availability of Proxy Materials

As permitted by rules adopted by the SEC, we are providing our Proxy Statement, the form of proxy, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 to stockholders electronically via the internet. (Our Annual Report on Form 10-K for our fiscal year ended December 31, 2021, which includes our audited financial statements, is not to be regarded as proxy solicitation material.) **Our Proxy Statement and our 2021 Annual Report to stockholders are available at www.proxyvote.com**.

On or about March 18, 2022, we will initiate delivery of proxy materials to our stockholders of record as of the close of business on March 1, 2022 via: (1) a notice containing instructions on how to access materials online, (2) a paper copy mailing, or (3) e-mail distribution. If you received a notice containing access instructions by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice we sent provides instructions on how to access and review all of the important information contained in the proxy materials. The notice also provides instructions on how you can submit your proxy over the internet or by telephone. If you received a notice containing access instructions by mail and would like to receive a printed copy of our proxy materials or elect to receive the materials via e-mail in the future, please follow the instructions included in the notice. If you received a printed copy of proxy materials by mail and would instead like to register to receive a notice of internet availability of proxy materials in the future, you can do so by any of the methods that follow:



Internet
Access the internet, go to *www.proxyvote.com* and follow the enrollment instructions.



Telephone
Call us free of charge at 1-800-579-1639 from within the United States or Canada.



E-Mail
Send us an e-mail at sendmaterial@proxyvote.com, using the control number on your proxy card as the subject line, and state whether you wish to receive a paper or e-mail copy of our proxy materials and whether your request is for this meeting only or all future meetings.

Record Date and Shares Outstanding

Only stockholders of record at the close of business on March 1, 2022 are entitled to vote at the meeting. As of such date, there were 239,973,091 outstanding shares of common stock. A list of all record holders of our stock will be available for examination by stockholders during normal business hours at 3850 Hamlin Road, Auburn Hills, Michigan 48326 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting. On each matter considered at our Annual Meeting, you are entitled to one vote for each of your shares of common stock.

Voting

You have a choice of voting over the internet, by telephone, in person, or by using a traditional proxy card.

- To vote by internet, go to www.proxyvote.com and follow the instructions there. You will need the number included on your proxy card, voter instruction form, or notice containing access instructions.

- To vote by telephone, stockholders of record should dial 1-800-690-6903 and follow the instructions. Beneficial holders should dial the phone number listed on your voter instruction form. You will need the number included on your proxy card, voter instruction form, or notice.

- To vote in person, you can attend and vote at the Annual Meeting.

- If you received a paper copy of a proxy card or voter instruction form, you can mark, sign, and date the proxy card and return it in the envelope that was provided to you.

The deadline for voting by telephone or internet is 11:59 p.m. Eastern Daylight Time on April 26, 2022.

If you properly sign and return your signed proxy card, or vote by telephone, or by the internet before the Annual Meeting, we will vote your shares as you direct. Any proxy returned without specification as to any matter will be voted as to each proposal in accordance with the recommendation of our Board.

If you hold your stock in "street name", you may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker. If you are a stockholder of record, you may change or revoke your vote at any time before the vote is taken by delivering a written notice of revocation to the Secretary of the Company or by submitting another vote on or before April 27, 2022 (including a vote in person at the Annual Meeting). For all methods of voting, your last vote cast will supersede all of your previous votes.

The election inspectors will tabulate the votes cast prior to the meeting and at the meeting to determine whether a quorum is present. The presence in person or by proxy of the holders of a majority of common stock will constitute a quorum. A quorum is necessary to transact business at the Annual Meeting. Shares of common stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee that are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as present and entitled to vote for purposes of determining the presence of a quorum.

Required Vote

With respect to Proposal 1, our By-laws require that a director nominee will be elected in an uncontested election only if he or she receives a majority of the votes cast with respect to his or her election (that is, the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). Each of our director nominees is currently serving on our Board. If a nominee who is currently serving as a director is not re-elected, Delaware law provides that the director would continue to serve on our Board as a "holdover director." Under our By-laws and Corporate Governance Guidelines, each director submits an advance, contingent, and irrevocable resignation that our Board may accept if stockholders do not re-elect the director. In that situation, our Corporate Governance Committee would make a recommendation to our Board about whether to accept or reject the resignation or whether to take other action. Our Board would act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date that the election results were certified.

If you hold your stock in street name, your brokerage firm or other nominee may not vote your shares with respect to the election of directors without specific instructions from you as to how to vote with respect to the election of each of the eight nominees for director. These are called broker non-votes. Abstentions and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of the election of directors.

Each of Proposal 2 (the advisory vote on executive compensation), Proposal 3 (stockholder ratification of the selection of our auditors), and Proposal 5 (a stockholder proposal) requires the affirmative vote of a majority of the votes cast to be approved. Accordingly, an abstention or a broker non-vote will have no effect on the outcome of any of those proposals.

Proposal 2 is an advisory vote. Even though your vote with respect to Proposal 2 is advisory and therefore will not be binding on the Company, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation. At the Annual Meeting of Stockholders held in 2017, stockholders selected annual frequency for stockholder consideration of executive compensation on an advisory basis. Stockholders must reconsider the desired frequency of such consideration in 2023.

We expect that only Proposal 3 will be considered "routine" under the rules of the NYSE. Therefore, your brokerage firm or other nominee may not vote your shares with respect to Proposals 1, 2, 4, or 5 without specific instructions from you as to how to vote. As to Proposal 3, however, we expect that your brokerage firm or other nominee may vote your shares without specific instructions from you as to how to vote.

With respect to Proposal 4 (Restated Certificate of Incorporation amendment), approval of any amendment to our Restated Certificate of Incorporation requires a majority vote of outstanding stock as of March 1, 2022.

Householding Information

We have adopted a procedure called "householding," which has been approved by the SEC. Under this procedure, a single copy of our annual report to stockholders, our Proxy Statement, or our Notice of Internet Availability of Proxy Materials, as applicable, will be sent to any household at which two or more stockholders reside, unless one of the stockholders at that address notifies us that they wish to receive individual copies. This procedure reduces our printing costs and fees. Stockholders who participate in householding will continue to receive separate proxy cards. **Householding will not affect dividend check mailings, if any, in any way.**

We will deliver promptly upon written or oral request a separate copy of our annual report to stockholders, our Proxy Statement or our Notice of Internet Availability of Proxy Materials, as applicable, to any stockholder at a shared address to which a single copy of those documents was delivered. If you share an address with another stockholder and you wish to receive a separate copy of any of those documents, you may inform us of your wish by contacting Investor Relations, 3850 Hamlin Road, Auburn Hills, Michigan 48326 (tel: 1-248-754-9200). Similarly, if you share an address with another stockholder that is receiving multiple copies and wish to request that the number of copies of those documents being delivered to that address be reduced to a single copy, you may inform us of your wish by contacting Investor Relations at the above address and telephone number.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by the Company. In addition to solicitation of proxies through the internet and by use of the mails, proxies may be solicited by directors, officers, and regularly engaged employees of the Company. None of these directors, officers, or employees will receive any extra compensation or will enter into any contract or arrangement for doing so. We have also retained Alliance Advisors L.L.C. to assist us in soliciting proxies for a fee of $12,000 plus reasonable out-of-pocket expenses. Brokers, nominees, and other similar record holders will be requested to forward solicitation material and will be reimbursed by the Company upon request for their reasonable out-of-pocket expenses.

Stockholder Proposals

Stockholder proposals that are intended to be presented at the 2023 Annual Meeting of Stockholders pursuant to SEC Rule 14a-8 must be received by the Company on or before November 18, 2022, for inclusion in the Proxy Statement relating to that meeting.

A stockholder who intends to present business, including the election of a director, at the 2023 Annual Meeting of Stockholders, other than pursuant to Rule 14a-8, must comply with the requirements set forth in the Company's By-laws. Among other things, under the Company's By-laws, to bring business before an Annual Meeting, a stockholder must give written notice to the Secretary of the Company at the principal offices of the Company not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year's Annual Meeting. Therefore, for stockholder proposals to be presented at the 2023 Annual Meeting of Stockholders other than pursuant to Rule 14a-8, the Company must receive notice no sooner than December 28, 2022, and no later than January 27, 2023. The notice should contain: the reason for conducting such business; any material interest in such business the stockholder has; the name and address of the stockholder proposing such business as it appears in the Company's books; and the number of shares of the Company that are beneficially owned by the stockholder. Stockholders should consult the Company's By-laws to ensure that all of the specific requirements of such notice are met.

Available Information on Corporate Governance and SEC Filings

Through its website (www.borgwarner.com), the Company makes available, free of charge, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the SEC, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The Company also makes the following documents available on its website: the Audit Committee Charter; the Compensation Committee Charter; the Corporate Governance Committee Charter; the Company's Corporate Governance Guidelines; the Company's Code of Ethical Conduct; and the Company's Code of Ethics for CEO and Senior Financial Officers. You may also obtain a copy of any of the foregoing documents, free of charge, if you submit a written request to Investor Relations, 3850 Hamlin Road, Auburn Hills, Michigan 48326.

No person is authorized to give any information, or make any representation, other than that contained in this Proxy Statement, and if given or made, such information may not be relied upon as having been authorized.

Other Matters

The Company is not aware of any business to come before the Annual Meeting other than the matters described in this Proxy Statement. However, if any other matters should properly come before this meeting, votes pursuant to the proxy will be cast thereon in accordance with the discretion of the persons named in the accompanying proxy.

Appendices

Appendix A — Non-GAAP Reconciliations

Net Sales Reconciliation to Relative Revenue Growth

The Company defines relative revenue growth as (a) the annual change in revenue, excluding the impact of changes in currency exchange rates and merger, acquisition, and disposition activity (in the year of the merger, acquisition, or disposition), less (b) the annual change in industry vehicle production, weighted to reflect the Company's relative participation in the vehicle markets of the various regions of the world and the Company's relative participation in the passenger car and commercial vehicle markets. The Company determines the change in industry vehicle production using data published by IHS Automotive, a leading global automotive research firm.

($ in millions)	Year Ended December 31, 2021	Year Ended December 31, 2020	% Change
Net Sales	**$14,838**	**$10,165**	**46.0%**
Non-comparable items:			
Foreign currency	(418)		
AKASOL Acquisition	(67)		
Pro Forma Delphi Technologies		2,627	
Adjusted Sales	**$14,353**	**$12,792**	**12.2%**
% Increase (Decrease) in Adjusted Sales			12.2%
% Increase (Decrease) in Vehicle Market Production			1.4%
Relative Revenue Growth			**10.8%**

Operating Income and Margin Reconciliation to Adjusted Operating Income and Margin

We determined the 2021 Adjusted Operating Margin, excluding AKASOL, from the Company's reported financial results, which were adjusted for non-comparable items as reported in the Company's financial statements, including restructuring, and other non-comparable items.

($ in millions)	Year Ended December 31, 2021
A. Net Revenue	$14,838
B. Operating Income	$ 1,151
C. **Operating Margin (B divided by A)**	**7.75%**
D. Adjustments to Operating Income:	380
Restructuring expense	163
Merger, acquisition, and disposition expense	50
Customer warranty settlement	124
Other[1]	43
E. Adjusted Operating Income (B plus D)	$ 1,531
F. **Adjusted Operating Margin (E divided by A)**	**10.32%**
G. AKASOL Net Revenue	67
H. AKASOL Adjusted Operating Loss[2]	(28)
I. Net Revenues, excluding AKASOL (A minus G)	14,771
J. Adjusted Operating Income, excluding AKASOL (E minus H)	1,559
K. **Adjusted Operating Margin, excluding AKASOL (J divided by I)[3]**	**10.56%**

[1] Other non-comparable items include $29 million loss on sale of businesses and $17 million asset impairment and lease modifications, net of $3 million gain on insurance recoveries

[2] Net Revenue and Adjusted Operating Loss attributable to AKASOL, which was acquired by the Company on June 4, 2021

[3] The Company's Adjusted Operating Margin performance target for MIP excludes the impact of the AKASOL acquisition

Net Cash Provided by Operating Activities Reconciliation to Free Cash Flow

We determined the 2021 FCF from the Company's reported financial results.

($ in millions)	Year Ended December 31, 2021
A. Net cash provided by operating activities	$1,306
B. Capital expenditures, including tooling outlays	666
C. **Free Cash Flow (A minus B)**	**$ 640**
D. AKASOL Free Cash Flow[1]	(94)
E. Customer warranty settlement	(130)
F. Other[2]	(2)
G. **Free Cash Flow, excluding AKASOL (C minus D, E and F)[3]**	**$ 866**

[1] Free Cash Flow attributable to AKASOL, which was acquired by the Company on June 4, 2021

[2] Relates to expenses incurred as part of completed M&A transactions

[3] The Company's Free Cash Flow performance target for MIP excludes the impact of AKASOL acquisition

Appendix B — Proposed Amendment to Restated Certificate of Incorporation

Proposed Amendment to Restated Certificate of Incorporation

Section 1(a)-(b) of the Corporation's Restated Certificate of Incorporation is amended to read as follows:

(a) <u>Record Date</u>. The record date for determining such stockholders entitled to consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Article VII. Any holder of Common Stock of the Corporation seeking to have the stockholders authorize or take corporate action by Consent shall, by written request addressed to the secretary of the Corporation and delivered to the Corporation's principal executive offices and signed by holders of record at the time such request is delivered representing at least 10 percent (10%) of the outstanding shares of Common Stock of the Corporation, request that a record date be fixed for such purpose. The written request must contain the information set forth in Section 1(b) of this Article VII. Following delivery of the request, the Board of Directors shall, by the later of (x) 20 days after delivery of a valid request to set a record date and (y) 5 days after delivery of any information required by the Corporation to determine the validity of the request for a record date or to determine whether the action to which the request relates may be effected by Consent under Section 1(b)(ii) of this Article VII, determine the validity of the request and whether the request relates to an action that may be taken by Consent and, if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not precede the date such resolution is adopted. If a request complying with the second and third sentences of this Section 1(a) has been delivered to the secretary of the Corporation but no record date has been fixed by the Board of Directors by the date required by the preceding sentence, the record date shall be the first date on which a signed Consent relating to the action taken or proposed to be taken by Consent is delivered to the Corporation in the manner described in Section 1(f) of this Article VII; provided that, if prior action by the Board of Directors is required under the provisions of Delaware law, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(b) <u>Request Requirements</u>. Any request required by Section 1(a) of this Article VII (i) must be delivered by the holders of record of at least 10% of the outstanding shares of common stock of the Corporation, who shall not revoke such request and who shall continue to own not less than 10% of the outstanding shares of common stock of the Corporation through the date of delivery of Consents signed by a sufficient number of stockholders to authorize or take such action; (ii) must contain an agreement to solicit Consents in accordance with Section 1(d) of this Article VII, (iii) must describe the action proposed to be taken by written consent of stockholders, (iv) must contain (1) such information and representations, to the extent applicable, then required by Section 7 of the Corporation's By-Laws and (2) the text of the proposed action to be taken (including the text of any resolutions to be adopted by Consent), and (v) must include documentary evidence that the requesting stockholder(s) own in the aggregate not less than 10% of the outstanding shares of common stock of the Corporation as of the date of such written request to the secretary; provided, however, that if the stockholder(s) making the request are not the beneficial owners of the shares representing at least 10% of the outstanding shares of common stock of the Corporation, then to be valid, the request must also include documentary evidence (or, if not simultaneously provided with the request, such documentary evidence must be delivered to the secretary within ten business days after the date on which the request is delivered to the secretary) that the beneficial owners on whose behalf the request is made beneficially own at least 10% of the outstanding shares of common stock of the Corporation as of the date on which such request is delivered to the secretary. If the action proposes to elect directors by written consent, the written request for a record date must also contain the information then required by Section 7 and any other applicable sections of the Corporation's By-Laws. The Corporation may require the stockholder(s) submitting such request to furnish such other information as may be reasonably requested by the Corporation. Any requesting stockholder may revoke his, her or its request at any time by written revocation delivered to the secretary of the Corporation at the Corporation's principal executive offices. Any disposition by a requesting stockholder of any shares of common stock of the Corporation (or of beneficial ownership of such shares by the beneficial owner on whose behalf the request was made) after the date of the request, shall be deemed a revocation of the request with respect to such shares, and each requesting stockholder and the applicable beneficial owner shall certify to the secretary of the Corporation on the day prior to the record date set for the action by written consent as to whether any such disposition has occurred. If the unrevoked requests represent in the aggregate less than 10% of the outstanding shares of common stock of the Corporation, the Board of Directors, in its discretion, may cancel the action by written consent.

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